UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 17, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 17 May 2022 entitled ‘Vodafone Group Plc ⫶ FY22 Preliminary results’.

RNS Number : 6953L

Vodafone Group Plc

17 May 2022

Vodafone Group Plc FY22 Preliminary results

17 May 2022

Good financial performance with growth in revenues, profits and cash flows

•	Good service revenue growth in FY22 with continued growth in both Europe and Africa throughout the year

•	Good financial performance in Germany with 1.1%* service revenue growth and 6.5%* Adjusted EBITDAaL growth

•	Strong step up in pre-tax ROCE of 1.7 percentage points to 7.2%, supported by operating profit growth of 11.1%

		FY22		FY21		Change[1]
Financial results	Page	€m		€m		%
Group revenue	6	45,580		43,809		4.0
Group service revenue	6	38,203		37,141		2.6	*

Operating profit	6	5,664		5,097		11.1
Adjusted EBITDAaL[2]	6	15,208		14,386		5.0	*
Profit for the financial year	6	2,624		536

Basic earnings per share	17	7.20	c	0.38	c
Adjusted basic earnings per share[2]	17	11.03	c	8.08	c

Total dividends per share	27	9.00	c	9.00	c

Cash inflow from operating activities	17	18,081		17,215		5.0
Adjusted free cash flow[2]	18	5,437		5,019

Net debt[2]	19	(41,578)		(40,543)		(2.6)

1. '*' represents organic growth. See page 2.   ǀ   2. Non-GAAP measure. See page 31.

•	Group revenue increased by 4.0% to €45.6 billion driven by service revenue growth in Europe and Africa

•	Adjusted EBITDAaL growth of 5.0%* to €15.2 billion driven by good revenue growth and continued cost transformation programme savings

•	Adjusted free cash flow of €5.4 billion, with growth enabled by an increase in Adjusted EBITDAaL

•	Total dividends per share are 9.0 eurocents, including a final dividend per share of 4.5 eurocents

Nick Read, Group Chief Executive, commented:

“We delivered a good financial performance in the year with growth in revenues, profits and cash flows, in line with our medium-term financial ambitions. Our organic growth underpinned a step-change in our return on capital, which improved by 170bps to 7.2%. Whilst we are not immune to the macroeconomic challenges in Europe and Africa, we are positioned well to manage them and we expect to deliver a resilient financial performance in the year ahead.

Our near-term operational and portfolio priorities remain unchanged from those communicated 6 months ago. We are focused on improving the commercial performance in Germany, actively pursuing opportunities with Vantage Towers and strengthening our market positions in Europe. These actions, together with the simplification of our portfolio and the ongoing delivery of our organic growth strategy, will create further value for our shareholders.”

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact

ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

A webcast Q&A session will be held at 10:00 BST on 17 May 2022. The webcast and supporting information can be accessed at investors.vodafone.com

Summary Good financial performance

Organic growth

All amounts marked with an ‘*’ in the commentary represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions and other adjustments to improve the comparability of results between periods. When calculating organic growth, the FY21 results for Vantage Towers and relevant operating entities have been adjusted to reflect a full year of operation on a pro forma basis in order to be comparable to FY22. Organic growth figures are non-GAAP measures. See non-GAAP measures on page 31 for more information.

Financial performance

Total revenue increased by 4.0% to €45.6 billion (FY21: €43.8 billion), driven by service revenue growth in Europe and Africa, and higher equipment revenue, as well as favourable foreign exchange movements.

Adjusted EBITDAaL increased by 5.0%* to €15.2 billion (FY21: €14.4 billion) due to revenue growth, and strong cost control, supported by a legal settlement in Italy. The Adjusted EBITDAaL margin was 0.5* percentage points higher year-on-year at 33.4%.

Operating profit increased by 11.1% to €5.7 billion (FY21: €5.1 billion), reflecting higher Adjusted EBITDAaL, and lower depreciation and amortisation on owned assets, partly offset by lower other income.

The Group made a profit for the financial year of €2.6 billion (FY21: €0.5 billion). The profit increase was primarily driven by higher Adjusted EBITDAaL, and lower income tax expense.

Basic earnings per share was 7.20 eurocents, compared to basic earnings per share of 0.38 eurocents in the prior year.

Cash flow, funding & capital allocation

Cash inflow from operating activities increased by 5.0% to €18.1 billion (FY21: €17.2 billion).

Free cash flow was an inflow of €3.3 billion (FY21: inflow of €3.1 billion). Higher Adjusted EBITDAaL, and lower licence and spectrum payments were partially offset by lower working capital, lower interest received and paid, and higher restructuring and integration cash expenditure during the year. Adjusted free cash flow was an inflow of €5.4 billion (FY21: inflow of €5.0 billion).

Net debt at 31 March 2022 was €41.6 billion, compared to €40.5 billion as at 31 March 2021. Net debt increased by €1.1 billion due to share buybacks of €2.0 billion (1,441 million shares) used to offset dilution linked to mandatory convertible bonds, partially offset by Free cash flow of €3.3 billion less equity dividends paid of €2.5 billion.

Total dividends per share are 9.0 eurocents (FY21: 9.0 eurocents), including a final dividend per share of 4.5 eurocents. The ex-dividend date for the final dividend is 1 June 2022 for ordinary shareholders, the record date is 6 June 2022 and the dividend is payable on 5 August 2022.

Strategy ⫶ Committed to improving returns through growth

Our strategy focuses on driving shareholder returns through growth, and is delivered through three customer commitments and three enabling strategies. These work together towards our vision to become a new generation connectivity and digital services provider for Europe and Africa, enabling an inclusive and sustainable digital society.

We have made good progress with our strategy during FY22 and highlights include: further deepening our customer relationships with lower customer churn; good results from our increased capital investment with improvements in network quality; increasing penetration of financial services in Africa; and another successful year of digital enabled efficiencies, driving the highest Adjusted EBITDAaL margin over the last decade. Our strategic progress has enabled us to deliver well against our medium-term financial ambitions with growth in pre-tax ROCE to 7.2%. The table below includes a selection of KPIs that illustrates progress in our key areas of focus.

	Units	FY22	FY21
Customer commitments
Best connectivity products & services
Europe mobile contract customers[1]	million	66.4	65.4
Europe broadband customers[1]	million	25.6	25.6
Europe Consumer converged customers[1]	million	9.0	7.9
Europe mobile contract customer churn	%	13.6	13.7
Africa mobile customers[2]	million	184.5	178.0
Africa data users[2]	million	89.9	84.9
Business service revenue growth*	%	0.8	(0.6)
Leading innovation in digital services
Europe TV subscribers[1]	million	21.9	22.2
IoT SIM connections	million	150.1	123.3
Africa M-Pesa customers[2]	million	52.4	48.3
Africa M-Pesa transaction volume[2]	billion	19.9	15.2
Outstanding digital experiences
Digital channel sales mix[3]	%	25	26
End-to-end TOBi completion rate4 5%		42.9	34.6
Enabling strategies
Leading gigabit networks
5G available in European cities[1]	#	294	240
Europe on-net gigabit capable connections[1]	million	48.5	43.7
Europe on-net NGN broadband penetration[1]	%	30	30
Simplified & most efficient operator
Pre-tax return on capital employed6 7%		7.2	5.5
Post-tax return on capital employed6 8%		5.0	3.9
Europe markets where 3G switched off[1]	#	4	3

1. Including VodafoneZiggo | 2. Africa including Safaricom | 3. Based on Germany, Italy, UK, Spain only | 4. Group excluding Egypt | 5. Defined as percentage of total customer contacts resolved without human interaction through TOBi | 6. These line items are non-GAAP measures. See page 31 for more information. | 7. Controlled operations | 8. Controlled operations and associates/joint ventures

A more detailed review of our strategic progress is contained within an accompanying video presentation available here: investors.vodafone.com/reports-information/results-reports-presentations. In this presentation we outline: we are systematically executing our organic growth strategy and have clear operational priorities; we are well-placed and have actions underway to manage current macro-economic challenges; and we are committed to improving shareholder returns through growth and clear portfolio priorities. Further information on our strategy is also available through the following links.

Resource	Link
Second phase of strategy	vodafone.com/ar2021
Digital services & outstanding experience	investors.vodafone.com/digital-services
Leading gigabit networks	investors.vodafone.com/vtbriefing
Vodafone Business	investors.vodafone.com/vbbriefing
Vantage Towers	vantagetowers.com

Our purpose ⫶ We connect for a better future

We believe that Vodafone has a significant role to play in contributing to the societies in which we operate and we want to enable an inclusive and sustainable digital society. We continue to make progress against our purpose strategy and will provide a full update in our FY22 Annual Report and supplementary materials (available on investors.vodafone.com). Highlights and achievements from FY22 are summarised below.

Europe’s largest network, powered by 100% renewable electricity

From July 2021, our entire European operations – including mobile and fixed networks, data centres, retail and offices – are 100% powered by electricity from renewable sources. This marks a key step towards our goal of reducing our own carbon emissions to ‘net zero’ by 2030 and across our entire value chain by 2040.

Eco Rating

In May 2021, we launched a new Eco Rating labelling scheme jointly with other major European operators. This is a pan-industry initiative to help consumers identify and compare the most sustainable mobile phones on the market, whilst also encouraging suppliers to reduce the environmental impact of devices. Eco rating evaluates the environmental impact of the entire production process, transportation, use and disposal of a handset, resulting in an overall score. The Eco Rating scheme was initially launched in 24 European countries and has since been rolled out in several countries in Latin America and by Vodacom in South Africa. More than 150 mobile phones from 15 manufacturers are now assessed by the Eco Rating initiative, nearly doubling the range of devices rated at launch.

M-Pesa

As of March 2022, over 52 million customers were using our mobile money platform, M-Pesa, to manage business transactions and to pay salaries, pensions, agricultural subsidies and government grants. M-Pesa provides financial services to millions of people who have a mobile phone but limited access to a bank account and also helps reduce the associated risks of robbery and corruption in a cash-based society. As we have now reached a milestone 52 million customers, we have exceeded our goal to connect 50 million people and their families to mobile financial services three years ahead of our original target date.

Ethnicity targets

In December 2021, we announced new ethnic diversity targets for our global leadership team, as well as our senior leadership and management teams in the UK and South Africa. These new targets reflect our ambition to be a company with a global workforce that reflects the customers, communities and businesses we serve, as well as the wider societies in which we operate. The data supporting our new targets has been informed by an internal campaign called ‘#CountMeIn’, which encourages employees to voluntarily self-declare their diversity demographics in line with local privacy and legal requirements.

Reporting

We report against a number of voluntary reporting frameworks to help stakeholders understand our sustainable business performance. We will shortly be publishing our second standalone report that summarises our progress towards meeting the recommendations of the Task Force on Climate-related Financial Disclosures (‘TCFD’), as well as a comprehensive spreadsheet that includes data on environmental, social and governance (‘ESG’) topics. We also report against a number of voluntary reporting frameworks to help our stakeholders understand our sustainable business performance, including guidance provided by the Global Reporting Initiative (‘GRI’) and Sustainability Accounting Standards Board (‘SASB’).

Outlook ⫶ FY22 guidance delivered

Performance against FY22 guidance

In May 2021, we set out guidance for FY22 with respect to Adjusted EBITDAaL and Adjusted free cash flow. As a result of our good performance in H1 FY22 and based on the prevailing assessments of the global macroeconomic outlook, we updated our guidance range in November 2021. The table below compares the guidance given and our actual performance.

	Original guidance	Updated guidance	FY22 outcome on guidance basis[1]	FY22 outcome as reported
Adjusted EBITDAaL[2]	€15.0 – €15.4 billion	€15.2 – €15.4 billion	€15.3 billion	€15.2 billion
Adjusted free cash flow2 3	At least €5.2 billion	At least €5.3 billion	€5.5 billion	€5.4 billion

1 The FY22 outcome on guidance basis is derived by applying FY22 guidance foreign exchange rates. The FY22 guidance foreign exchange rates were €1: GBP 0.86; €1: ZAR 17.15; €1: TRY 9.74; €1: EGP 18.89.

FY23 Guidance

The current macroeconomic climate presents specific challenges, particularly inflation, and is likely to impact our financial performance in the year ahead. Based on the current prevailing assessments of the of the global macroeconomic outlook:

•	Adjusted EBITDAaL[2] is expected to be between €15.0 – €15.5 billion in FY23; and

•	Adjusted free cash flow2 3 is expected to be c.€5.3 billion in FY23.

The guidance above reflects the following:

•	Foreign exchange rates used when setting guidance were as follows:

–	EUR 1 : GBP 0.84;

–	EUR 1 : ZAR 17.32;

–	EUR 1 : TRY 16.75; and

–	EUR 1 : EGP 19.28.

•	We expect Turkey to be designated as a hyper-inflationary economy under IFRS during the first quarter of FY23, in which case Vodafone Turkey’s results will be presented on a revised basis. See note 1 of the condensed consolidated financial statements for further information. Our guidance as presented above excludes any impact from this change in accounting.

•	Guidance and our medium-term financial ambition assume no material change to the structure of the Group.

2 Adjusted EBITDAaL and Adjusted free cash flow are non-GAAP measures. See page 31 for more information.

3 Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items, M&A, and Vantage Towers growth capital expenditure. Growth capital expenditure is total capital expenditure excluding maintenance-type expenditure.

Financial performance ⫶ Continued growth in both Europe and Africa

•	Group revenue increased by 4.0% to €45.6 billion mainly driven by service revenue growth in Europe and Africa

•	Adjusted EBITDAaL growth of 5.0%* to €15.2 billion and margin expansion of 0.5* percentage points year-on-year to 33.4%

•	Ongoing delivery of our efficiency programme leading to a net €1.5 billion of savings during FY19-22

•	Operating profit increased by 11.1% to €5.7 billion, reflecting the growth in Adjusted EBITDAaL and reduction in depreciation and amortisation on owned assets

•	Significant increase in profit for the financial year and basic earnings per share, due to higher Adjusted EBITDAaL, and lower income tax expense

•	Returns continued to improve and pre-tax ROCE increased by 1.7 percentage points to 7.2%

Group financial performance

	FY22[1]		FY21		Reported
	€m		€m		change %
Revenue	45,580		43,809		4.0
- Service revenue	38,203		37,141		2.9
- Other revenue	7,377		6,668
Adjusted EBITDAaL[2,3]	15,208		14,386		5.7
Restructuring costs	(346)		(356)
Interest on lease liabilities[4]	398		374
Loss on disposal of property, plant and equipment and intangible assets	(28)		(30)
Depreciation and amortisation of owned assets	(9,858)		(10,187)
Share of results of equity accounted associates and joint ventures	211		342
Other income	79		568
Operating profit	5,664		5,097		11.1
Investment income	254		330
Financing costs	(1,964)		(1,027)
Profit before taxation	3,954		4,400
Income tax expense	(1,330)		(3,864)
Profit for the financial year	2,624		536

Attributable to:
- Owners of the parent	2,088		112
- Non-controlled interests	536		424
Profit for the financial year	2,624		536

Basic earnings per share	7.20	c	0.38	c
Adjusted basic earnings per share[2]	11.03	c	8.08	c

Further information is available in a spreadsheet at https://investors.vodafone.com/reports-information/results-reports-presentations

Notes:

1.	The FY22 results reflect average foreign exchange rates of €1:£0.85, €1:INR 86.59, €1:ZAR 17.25, €1:TRY 12.16 and €1: EGP 18.35.
2.	Adjusted EBITDAaL and Adjusted basic earnings per share are non-GAAP measures. See page 31 for more information.
3.	Includes depreciation on leased assets of €3,908 million (FY21: €3,914 million).
4.	Reversal of interest on lease liabilities included within Adjusted EBITDAaL under the Group’s definition of that metric, for re-presentation in financing costs.

Organic growth

All amounts marked with an ‘*’ in the commentary represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, and other adjustments to improve the comparability of results between periods. When calculating organic growth, the FY21 results for Vantage Towers and relevant operating entities have been adjusted to reflect a full year of operation on a pro forma basis in order to be comparable to FY22. Organic growth figures are non-GAAP measures. See non-GAAP measures on page 31 for more information.

Segmental reporting

Following the IPO of Vantage Towers A.G. in March 2021, the business is a new reporting segment for the year ended 31 March 2022 (‘FY22’). Comparative information for the year ended 31 March 2021 has not been re-presented. Total revenue is unaffected because charges from Vantage Towers A.G. to operating companies are eliminated on consolidation. Adjusted EBITDAaL and Adjusted EBITDAaL margin are both impacted by this change which does affect year-on-year comparisons. The segmental results of Vantage Towers A.G. include the contribution from Cornerstone Technologies Infrastructure Limited as a joint operation with Telefonica in the UK.

The Group issued a press release in July 2021 which provided a pro forma view of our FY20 and FY21 financial results under this new segmentation. This press release can be accessed at: change-in-segmental-reporting_VT_RNS.pdf (vodafone.com)

Geographic performance summary
					Other		Other	Vantage	Common	Elimi-
FY22	Germany	Italy	UK	Spain	Europe	Vodacom	Markets	Towers	Functions[1]	nations	Group
Total revenue (€m)	13,128	5,022	6,589	4,180	5,653	5,993	3,830	1,252	1,414	(1,481)	45,580
Service revenue (€m)	11,616	4,379	5,154	3,714	5,001	4,635	3,420	–	522	(238)	38,203
Adjusted EBITDAaL (€m)[2]	5,669	1,699	1,395	957	1,606	2,125	1,335	619	(197)	–	15,208
Adjusted EBITDAaL margin (%)[2]	43.2%	33.8%	21.2%	22.9%	28.4%	35.5%	34.9%	49.4%			33.4%

Downloadable performance information is available at: https://investors.vodafone.com/reports-information/results-reports-presentations

	FY22
Organic service revenue growth %*[2]	Q1	Q2	H1	Q3	Q4	H2	Total
Germany	1.4	1.0	1.2	1.1	0.8	1.0	1.1
Italy	(3.6)	(1.4)	(2.5)	(1.3)	(0.8)	(1.0)	(1.8)
UK	2.5	0.6	1.2	0.9	2.0	1.4	1.3
Spain	0.8	(1.9)	(0.6)	(1.6)	(5.1)	(3.4)	(2.0)
Other Europe	4.2	2.4	3.3	2.9	2.7	2.8	3.0
Vodacom	7.9	3.1	5.4	4.4	3.1	3.7	4.6
Other Markets	18.4	19.7	19.1	19.8	19.8	19.8	19.4
Vantage Towers	–	–	–	–	–	–	–
Group	3.3	2.4	2.8	2.7	2.0	2.3	2.6

Notes:

1.	Common Functions Adjusted EBITDAaL includes a non-recurring charge in relation to the impairment of prior year receivables.
2.	Adjusted EBITDAaL, Adjusted EBITDAaL margin and organic service revenue growth are non-GAAP measures. See page 31 for more information.

Germany ⫶ 30% of Group service revenue
	FY22	FY21	Reported	Organic
	€m	€m	change %	change %*
Total revenue	13,128	12,984	1.1
- Service revenue	11,616	11,520	0.8	1.1
- Other revenue	1,512	1,464
Adjusted EBITDAaL[1]	5,669	5,634	0.6	6.5
Adjusted EBITDAaL margin	43.2%	43.4%

Note:

1.	When calculating organic growth for Adjusted EBITDAaL, the FY21 results are adjusted for Vantage Towers A.G. on a pro forma basis to be comparable to FY22.

Total revenue increased by 1.1% to €13.1 billion, driven by service revenue and equipment revenue growth.

On an organic basis, service revenue grew by 1.1%* (Q3: 1.1%*, Q4: 0.8%*), driven by broadband ARPU growth, good growth in Business, and higher roaming and visitor revenue. This was partially offset by a reduction in mobile termination rates, and lower variable call usage revenue. Retail service revenue grew by 1.6%* (Q3: 1.7%*, Q4: 1.2%*).

Fixed service revenue grew by 0.5%* (Q3: 0.7%*, Q4: -0.4%*), as continued broadband ARPU growth was partially offset by lower variable call usage revenue compared to the prior year, as usage began to normalise post-pandemic, and a lower TV customer base. The decline in fixed service revenue in Q4 FY22 was primarily driven by a lower customer base, partly impacted by specific operational challenges related to the implementation of policies to comply with a new telecommunications law, which came into effect in December 2021. We added 20,000 cable customers during the year, including 66,000 migrations from legacy DSL broadband. Half of our cable broadband customers now subscribe to speeds of at least 250Mbps, and gigabit speeds are available to 23.8 million households across our hybrid fibre cable network.

Our TV customer base declined by 309,000, as reduced retail activity during the COVID-19 pandemic led to fewer gross customer additions, and was also impacted by broadband customer losses due to challenges related to compliance with the new telecommunications law. During the year, we accelerated convergence penetration as a result of successful campaigns and our converged customer base increased by 718,000 to 2.4 million Consumer converged accounts. Our converged propositions, led by the ‘GigaKombi’ products, allow customers to combine their mobile, landline, broadband and TV subscriptions for one monthly fee.

Mobile service revenue increased by 1.8%* (Q3: 1.7%*, Q4: 2.4%*), reflecting a higher customer base in both the Consumer and Business segments, as well as higher roaming and visitor revenue, which more than offset the impact of a reduction in mobile termination rates. The increased rate of service revenue growth in Q4 FY22 also benefited from some small non-recurring year-end adjustments. We added 19,000 contract customers during the year and contract churn remained broadly stable year-on-year at 12.3%, despite the impact of operational challenges related to compliance with the new telecommunications law. In June, we successfully launched our digital-only second brand, SIMon mobile. We added a further 6.4 million IoT connections during the year, supported by strong demand from the automotive sector.

Adjusted EBITDAaL grew by 6.5%*, supported by higher service revenue, cost synergy delivery, and some one-off settlements. The Adjusted EBITDAaL margin was 2.1* percentage points higher year-on-year at 43.2%.

We have now achieved our €425 million cost and capital expenditure synergy target for the integration of the Unitymedia assets acquisition, over two years ahead of plan. We see further opportunities for cost reduction including through the planned termination of our Transitional Service Agreements (TSAs) with Liberty Global.

We switched off our 3G network on 1 July 2021, with spectrum re-assigned to increase the capacity, speed and coverage of our 4G networks. Our 5G network is now available to more than 45 million people. We launched Europe’s first 5G standalone network in April 2021. Standalone 5G enables higher speeds, enhanced reliability and ultra-low latency, in addition to using 20% less energy on customers’ devices.

Italy ⫶ 11% of Group service revenue
	FY22	FY21	Reported	Organic
	€m	€m	change %	change %*
Total revenue	5,022	5,014	0.2
- Service revenue	4,379	4,458	(1.8)	(1.8)
- Other revenue	643	556
Adjusted EBITDAaL	1,699	1,597	6.4	6.4
Adjusted EBITDAaL margin	33.8%	31.9%

Total revenue was stable at €5.0 billion as lower service revenue was offset by higher equipment revenue.

On an organic basis, service revenue declined by 1.8%* (Q3: -1.3%*, Q4: -0.8%*) as good growth in Business digital services revenue, higher MVNO revenues, and higher roaming and visitor revenue was offset by continued price pressure, and a reduction in mobile termination rates.

Mobile service revenue declined by 3.2%* (Q3: -2.9%*, Q4: -3.1%*) reflecting greater competition in the value segment and a lower active prepaid customer base. This was partly offset by targeted pricing actions and the positive contribution from PostePay MVNO customer migrations onto our network, which completed in early August. The decline in mobile service revenue in Q4 FY22 was impacted by a reduction in mobile termination rates. Market mobile number portability volumes continued to improve versus prior year levels. Our second brand ‘ho.’ continued to grow, with 342,000 net additions, supported by our best-in-class net promoter score, and now has 2.8 million customers.

Fixed service revenue increased by 2.0%* (Q3: 3.1%*, Q4: 5.3%*) driven by broadband customer base growth in Consumer, as well as good demand for our Business digital services, such as cloud & security. The acceleration in fixed service revenue growth in Q4 FY22 was driven by new Business customer additions, supported by a strong share of EU recovery funding voucher customers, as well as our pricing actions. We added 73,000 fixed-wireless access customers during the period, which are included in our mobile customer base. We now have 3.1 million broadband customers, and 52.6% of our broadband base is converged. Our total Consumer converged customer base is 1.3 million, an increase of 163,000 during the period. Through our own next generation network and partnership with Open Fiber, our broadband services are now available to 9.0 million households. We also cover 3 million households with fixed-wireless access, offering speeds of up to 100Mbps.

Adjusted EBITDAaL increased by 6.4%*, reflecting a 6.6 percentage point benefit from a €105 million legal settlement, partially offset by lower service revenue. Excluding the impact of the one-off legal settlement, Adjusted EBITDAaL was stable* year-on-year. The Adjusted EBITDAaL margin was 1.9* percentage points higher year-on-year at 33.8%.

UK ⫶ 13% of Group service revenue
	FY22	FY21	Reported	Organic
	€m	€m	change %	change %*
Total revenue	6,589	6,151	7.1
- Service revenue	5,154	4,848	6.3	1.3
- Other revenue	1,435	1,303
Adjusted EBITDAaL[1]	1,395	1,367	2.0	3.3
Adjusted EBITDAaL margin	21.2%	22.2%

Note:

1.	When calculating organic growth for Adjusted EBITDAaL, the FY21 results are adjusted for Vantage Towers A.G. on a pro forma basis to be comparable to FY22.

Total revenue increased by 7.1% to €6.6 billion, due to higher service revenue and equipment revenue, and an appreciation of the pound sterling versus the euro.

On an organic basis, service revenue grew by 1.3%* (Q3: 0.9%*, Q4: 2.0%*), driven by strong Consumer segment growth, and supported by higher MVNO, roaming and visitor revenue. This was partially offset by a slowdown in Business, and a reduction in mobile termination rates.

Mobile service revenue grew by 2.8%* (Q3: 2.6%*, Q4: 5.9%*) driven by strong commercial momentum in Consumer, partially offset by the post-pandemic normalisation of Business connections. The increase in mobile service revenue growth rate in Q4 FY22 was partially due to higher wholesale MVNO revenue. During the year, we added 338,000 mobile contract customers, supported by our ‘Vodafone EVO’ proposition, which offers customers a combination of flexible contracts, trade-in options, and early upgrades. We also benefited from good iPhone demand and improved customer loyalty. Contract churn improved by 0.5 percentage points year-on-year to 12.5%. Our digital sub-brand ‘VOXI’ also continued to grow, with 104,000 customers added in the year. Our digital sales remained strong during the year, and now account for 33% of total sales. We also announced an exclusive retail partnership with the Dixons Carphone Group, covering 300 stores and digital channels, with improved terms compared to our previous arrangement.

Fixed service revenue declined by 2.3%* (Q3: -3.3%*, Q4: -7.0%*), impacted by lower Business revenue, with a further slowdown in the segment in Q4 FY22. Our performance was also driven by the decision to end a large but unprofitable multinational contract, and a reseller entering into administration in the first half of the year. Our commercial momentum in Consumer remained strong, with good demand for our Vodafone ‘Pro Broadband’ product. With 139,000 broadband net additions during the year, we now have over one million customers, of which 527,000 are converged. In November 2021, we announced the expansion of our long-term strategic partnership agreement with CityFibre. In conjunction with our existing partnership with Openreach, our NGN broadband services are now available to 29.3 million households.

Adjusted EBITDAaL increased by 3.3%*, driven by growth in service revenue, and continued strong cost control. Our Adjusted EBITDAaL margin was 0.3* higher year-on-year at 21.2%.

Spain 10% of Group service revenue
	FY22	FY21	Reported	Organic
	€m	€m	change %	change %*
Total revenue	4,180	4,166	0.3
- Service revenue	3,714	3,788	(2.0)	(2.0)
- Other revenue	466	378
Adjusted EBITDAaL[1]	957	1,044	(8.3)	(1.1)
Adjusted EBITDAaL margin	22.9%	25.1%

Note:

1.	When calculating organic growth for Adjusted EBITDAaL, the FY21 results are adjusted for Vantage Towers A.G. on a pro forma basis to be comparable to FY22.

Total revenue was stable at €4.2 billion, as higher equipment revenue was offset by lower service revenue.

On an organic basis, service revenue declined by 2.0%* (Q3: -1.6%*, Q4 -5.1%*) as the impact of continued price competition in the value segment, and a reduction in mobile termination rates, were partially offset by higher roaming and visitor revenue. The quarterly slowdown in service revenue in Q4 was largely driven by a tougher prior year comparative, due to the full quarter impact of our more-for-more pricing actions in the prior year, and a reduction in mobile termination rates in FY22.

The market remained highly competitive in the Consumer value segment. In mobile, our contract customer base remained stable in the year, supported by strong public sector demand, and a gradual improvement in our commercial performance towards the end of the year, reflecting our continued focus on improving customer loyalty. Mobile contract churn increased by 0.5 percentage points year-on-year to 20.7% due to an exceptionally low churn in the prior year as a result of portability restrictions. Our second brand ‘Lowi’ added 310,000 customers during the period and now has a total customer base of 1.5 million.

Our broadband customer base declined by 164,000 as a result of higher competitive intensity in the Consumer value segment, and the temporary impact of our retail channel optimisation. Our TV customer base decreased by 88,000, impacted by continued competitive intensity. We have renewed our exclusive agreement with HBO Max, and through our partnerships with other content providers such as Disney, we have the most extensive library of movies and TV series in the market.

During the year, a digital toolkit platform for small and medium sized enterprises was launched by the Spanish government as part of the EU recovery funding initiatives. This scheme enables businesses to access fully subsidised digital services on a single platform. We have already received a significant number of registration requests from customers and will achieve an attractive Adjusted EBITDAaL margin on this incremental revenue. A second phase of this scheme is expected to launch in June 2022.

Adjusted EBITDAaL declined by 1.1%* and the Adjusted EBITDAaL margin was 0.3* percentage points lower year-on-year at 22.9%. The marginal decrease in Adjusted EBITDAaL reflects lower service revenue, largely offset by further efficiency savings.

During the year we announced a restructuring plan, mainly affecting owned retail stores, as part of our operational transformation. In November, we completed the optimisation of our retail footprint, with all branded stores now operating under a franchise model.

Other Europe 13% of Group service revenue
	FY22	FY21	Reported	Organic
	€m	€m	change %	change %*
Total revenue	5,653	5,549	1.9
- Service revenue	5,001	4,859	2.9	3.0
- Other revenue	652	690
Adjusted EBITDAaL[1]	1,606	1,760	(8.8)	1.4
Adjusted EBITDAaL margin	28.4%	31.7%

Note:

1.	When calculating organic growth for Adjusted EBITDAaL, the FY21 results are adjusted for Vantage Towers A.G. on a pro forma basis to be comparable to FY22.

Total revenue increased by 1.9% to €5.7 billion, primarily reflecting service revenue growth, also supported by the appreciation of local currencies versus the euro.

On an organic basis, service revenue increased by 3.0%* (Q3: 2.9%*, Q4: 2.7%*), with all markets other than Romania growing during the year. The growth in service revenue was supported by customer base growth, higher roaming and visitor revenue, partially offset by a reduction in mobile termination rates.

In Portugal, service revenue grew due to strong fixed line revenue growth, higher mobile ARPU, and roaming and visitor revenue growth. During the period, we added 161,000 mobile contract customers and 64,000 fixed broadband customers. In October, we announced that Vodafone Portugal had acquired 90MHz of 3,600MHz and 2x10MHz of 700MHz spectrum, with a 20-year licence through to 2041. The spectrum will enable us to significantly expand network capacity to meet growing demand for reliable, high-quality voice and data services.

In Ireland, service revenue increased, reflecting good mobile contract customer growth, and higher roaming and visitor revenue, partially offset by a reduction in mobile termination rates. During the period, our mobile contract customer base increased by 77,000 and mobile contract customer loyalty rates improved, with churn reducing 1.5 percentage points year-on-year to 8.4%.

Service revenue in Greece increased, reflecting higher roaming and visitor revenue as international tourism grew year-on-year, partially offset by a reduction in mobile termination rates. During the year, we added 38,000 mobile contract customers and 145,000 prepaid customers.

Adjusted EBITDAaL increased by 1.4%*, supported by good revenue growth and further efficiency savings, partially offset by a one-off provision in Greece, and higher direct cost. The Adjusted EBITDAaL margin decreased by 0.2* percentage points and was 28.4%.

We continued to make good progress on integrating the assets acquired from Liberty Global in Central and Eastern Europe and we have now delivered 60% of our cost and capital expenditure synergy target.

Vodacom 12% of Group service revenue
	FY22	FY21	Reported	Organic
	€m	€m	change %	change %*
Total revenue	5,993	5,181	15.7
- Service revenue	4,635	4,083	13.5	4.6
- Other revenue	1,358	1,098
Adjusted EBITDAaL	2,125	1,873	13.5	3.4
Adjusted EBITDAaL margin	35.5%	36.2%

Total revenue increased by 15.7% to €6.0 billion and Adjusted EBITDAaL increased by 13.5%, primarily due to the strengthening of the local currencies versus the euro.

On an organic basis, Vodacom’s total service revenue grew by 4.6%* (Q3: 4.4%*, Q4 3.1%*) with growth in both South Africa and Vodacom’s international markets.

In South Africa, service revenue grew year-on-year, supported by sustained demand, incremental wholesale services, good Business demand and financial services growth. We added 1.8 million mobile prepaid customers and 272,000 mobile contract customers, with the latter supported by our new more-for-more ‘Vodafone Red’ proposition introduced in June. Financial services revenue in South Africa increased by 12.4%* to €155 million, reflecting the expansion of our service offerings, and 69.4% of our mobile customer base now uses data services.

In October 2021, we launched our new ‘VodaPay’ super-app in South Africa, bringing consumer and business capabilities under one platform. The application enables customers to access financial, insurance and eCommerce services and supports businesses with additional resource planning and ‘business-to-business’ functionalities. We now have 1.6 million registered users on the platform, and over 2.2 million downloads of the application. For more detail about Vodacom Financial Services, please watch our Digital Ecosystem briefing at vodacom.com/presentations.php

In March, we announced that Vodacom South Africa had acquired 2x10MHz of 700MHz, 1x80MHz of 2600MHz and 1x10MHz of 3500MHz spectrum, with a 20-year licence through to 2042. The spectrum will enable us to significantly expand network capacity and coverage, and help accelerate post-pandemic economic recovery and digital inclusion.

In Vodacom’s international markets, service revenue increased during the year. Growth was supported by an increase in M-Pesa transaction volumes and data revenue. This benefit was partially offset by the introduction of mobile money levies in Tanzania, and a stronger prior year comparative in Mozambique and the DRC, reflecting the reinstatement of fees on person-to-person M-Pesa transfers in the prior year. M-Pesa transaction value increased by 10.9%, while M-Pesa revenue as a share of total service revenue increased by 2.0 percentage points to 22.7%, and 65.1% of our customer base is now using data services.

Vodacom’s Adjusted EBITDAaL increased by 3.4%* supported by good revenue growth, and positive operational leverage in Vodacom’s international operations. This was partially offset by an increase in technology operating expenses in South Africa, as we invested in further improving the resilience of our network. The Adjusted EBITDAaL margin decreased by 1.0* percentage point and was 35.5%.

On 10 November 2021, Vodacom Group announced it had entered into an agreement to acquire Vodafone Egypt from Vodafone for a total consideration of €2.4 billion. The proposed acquisition presents a unique opportunity to advance Vodacom Group’s strategic connectivity and financial services ambitions in one of Africa’s premier telecom operators. Vodafone Egypt is a clear market leader that will diversify and accelerate Vodacom Group’s growth profile. The transaction is expected to receive Egyptian regulatory approval in the near term.

Vodacom also announced that it had agreed to acquire a co-controlling 30% interest in the fibre assets currently owned by Community Investment Ventures Holdings (Pty) Limited (‘CIVH’). CIVH owns Vumatel and Dark Fibre Africa, which are South Africa’s largest open access fibre operators. Vodacom’s investment and strategic support will further accelerate the growth trajectory of fibre roll-out in South Africa helping close the digital divide. The transaction is subject to regulatory approvals in South Africa.

Further information on our operations in Africa can be accessed here: vodacom.com.

Other Markets 9% of Group service revenue
	FY22	FY21	Reported	Organic
	€m	€m	change %	change %*
Total revenue	3,830	3,765	1.7
- Service revenue	3,420	3,312	3.3	19.4
- Other revenue	410	453
Adjusted EBITDAaL	1,335	1,228	8.7	23.0
Adjusted EBITDAaL margin	34.9%	32.6%

Total revenue increased by 1.7% to €3.8 billion, as higher service revenue was partially offset by the depreciation of local currencies versus the euro.

On an organic basis, service revenue increased by 19.4%* (Q3: 19.8%*, Q4: 19.8%*) as a result of higher customer base and ARPU growth across our markets.

Service revenue in Turkey accelerated as a result of strong mobile customer base and ARPU growth, with ongoing repricing actions to reflect increasing inflation in a difficult macroeconomic environment. Mobile contract customer additions were 1.3 million including migrations from prepaid customers. We also added 120,000 broadband customers during the year. Mobile contract churn improved by 3.9 percentage points year-on-year to 15.4%.

We expect Turkey to be designated as a hyper-inflationary economy under IFRS during the first quarter of FY23, in which case Vodafone Turkey’s results will be presented on a revised basis.  See note 1 of the condensed consolidated financial statements for further information.

Service revenue in Egypt grew ahead of inflation, supported by customer base growth and increased data usage. During the year, we added 237,000 mobile contract customers and 877,000 prepaid mobile customers.

Adjusted EBITDAaL increased by 23.0%* and the Adjusted EBITDAaL margin increased by 1.1* percentage points, despite the inflationary pressure on our cost base due to worsening macroeconomic conditions. The Adjusted EBITDAaL margin was 34.9%.

Vantage Towers Delivering on our plan
	FY22	FY21[1]	Reported	Organic
	€m	€m	change %	change %*
Total revenue	1,252	–	–
- Service revenue	–	–	–	–
- Other revenue	1,252	–
Adjusted EBITDAaL	619	–	–	–
Adjusted EBITDAaL margin	49.4%	–

Note:

1.	Vantage Towers is a new reporting segment for the year ended 31 March 2022 and hence no comparative information is presented. See page 7 for more information.

Total revenue increased to €1.3 billion, with 1,700 new tenancies added during the year, bringing the tenancy ratio to 1.44x. Vantage Towers concluded a number of new partnership agreements during the year, including an agreement with 1&1 in December 2021 for the provision of passive tower infrastructure access to at least 3,800 sites throughout Germany by the end of 2025, and potentially up to 5,000 sites, for the next 20 years, with an option to extend until 2060.

Vantage Towers reported its results on 16 May 2022. Further information on Vantage Towers can be accessed at: vantagetowers.com.

Associates and joint ventures
	FY22	FY21
	€m	€m
VodafoneZiggo Group Holding B.V.	(19)	(232)
Safaricom Limited	217	217
Indus Towers Limited	–	274
Other	13	83
Share of results of equity accounted associates and joint ventures	211	342

VodafoneZiggo Joint Venture (Netherlands)

The results of VodafoneZiggo, in which Vodafone owns a 50% stake, are reported here under US GAAP, which is broadly consistent with Vodafone’s IFRS basis of reporting.

Total revenue grew by 1.4% to €4.1 billion, primarily driven by mobile contract customer base and ARPU growth, supported by higher roaming and visitor revenue. This was partially offset by a slowdown in Consumer fixed revenue growth in the second half of FY22.

During the year, VodafoneZiggo added 196,000 mobile contract customers, supported by our best-in-class net promoter score, mainly driven by higher Consumer demand. Strong Business fixed performance was due to an increase in the customer base, as well as higher demand for unified communications. The number of converged households increased by 25,000, with 45% of broadband customers now converged, delivering significant NPS and customer loyalty benefits. VodafoneZiggo now offers 1 gigabit speeds to 5.8 million homes and is on track to provide nationwide coverage in 2022.

During the year, Vodafone received €350 million in dividends from the joint venture, as well as €49 million in interest payments. The joint venture also drew down an additional loan from shareholders to fund an instalment arising from spectrum licences acquired in July 2020, with Vodafone’s share being €104 million.

Safaricom Associate (Kenya)

Safaricom service revenue grew to €2.2 billion due to strong Business fixed demand, and a recovery in M-Pesa revenue as transaction volumes increased and peer-to-peer transaction fees normalised.

Indus Towers Associate (India)

The Group’s interest in Indus Towers has been provided as security against certain bank borrowings secured against Indian assets and partly to the pledges provided to the new Indus Towers entity (‘Indus’) under the terms of the merger between erstwhile Indus Towers and Bharti Infratel. Indus has been classified as held for sale in the condensed consolidated statement of financial position since 31 March 2021 and the Group’s share of Indus’ results is not reflected in the Group’s consolidated income statement for the year ended 31 March 2022.

Vodafone Idea Limited Joint Venture (India)

See note 3 ‘Contingent liabilities and legal proceedings’ in the condensed consolidated financial statements on page 27 for further information.

TPG Telecom Limited Joint Venture (Australia)

In July 2020, Vodafone Hutchison Australia Pty Limited (‘VHA’) and TPG Telecom Limited (‘TPG’) completed their merger to establish a fully integrated telecommunications operator in Australia. The merged entity was admitted to the Australian Securities Exchange (‘ASX’) on 30 June 2020 and is known as TPG Telecom Limited. Vodafone and Hutchison Telecommunications (Australia) Limited each own an economic interest of 25.05% in the merged unit.

Net financing costs
	FY22	FY21	Reported
	€m	€m	change %
Investment income	254	330
Financing costs	(1,964)	(1,027)
Net financing costs	(1,710)	(697)	(145.3)
Adjustments for:
Mark-to-market gains	(256)	(1,091)
Foreign exchange losses	284	23
Adjusted net financing costs[1]	(1,682)	(1,765)	4.7

Note:

1.	Adjusted net financing costs is a non-GAAP measure. See page 31 for more information.

Net financing costs increased by €1,013 million, primarily due to lower mark-to-market gains on options held relating to the Group’s mandatory convertible bonds and increased foreign exchange losses on intercompany funding arrangements. Adjusted net financing costs remained broadly stable year-on-year, reflecting consistent average net debt balances and weighted average borrowing costs for both periods.

Taxation
	FY22	FY21	Change
	%	%	pps
Effective tax rate	33.6%	87.8%	(54.2)
Adjusted effective tax rate[1]	27.9%	26.9%	1.0

Note:

1.	Adjusted effective tax rate is a non-GAAP measure. See page 31 for more information.

The Group’s effective tax rate for the year ended 31 March 2022 was 33.6%. The effective tax rate includes a €1,468 million charge (2021: €2,128 million*) for the utilisation of losses in Luxembourg which arises from an increase in the valuation of investments based upon local GAAP financial statements and tax returns. The current year charge was principally driven by increases in the value of our listed investments. The effective tax rate also includes €327 million (2021: €320 million) relating to the use of losses in Luxembourg and a credit of €699 million relating to the recognition of a deferred tax asset in Luxembourg because of higher interest rates increasing our forecasts of future profits. The year ended 31 March 2021 included a charge of €699 million* relating to the de-recognition of a deferred tax asset in Luxembourg. These items change the total losses we have available for future use against our profits in Luxembourg and neither item affects the amount of tax we pay in other countries.

The effective tax rate also includes an increase in our deferred tax assets in the UK of €593 million (2021: €nil) following the increase in the corporate tax rate to 25% and €273 million (2021: €nil) following the revaluation of assets for tax purposes in Italy.

The Group’s Adjusted effective tax rate for the year ended 31 March 2022 was 27.9% (2021: 26.9%). This is in line with our expectations for the year.

The adjusted effective tax rate excludes the amounts relating to Luxembourg, the impact of the UK tax rate change and revaluation of assets in Italy which are set out above.

*	During the year ended 31 March 2022, we revised the calculation of certain impairment reversals recognised by our Luxembourg holding companies for the year ended 31 March 2021; this had no impact on the amount of deferred tax assets recognised at that date but has changed the amount of our unrecognised deferred tax assets by €0.7 billion (unrecognised losses of €2.8 billion).

Earnings per share
					Reported
	FY22		FY21		change
	eurocents		eurocents		eurocents
Basic earnings per share	7.20	c	0.38	c	6.82	c
Adjusted basic earnings per share[1]	11.03	c	8.08	c	2.95	c

Note:

1.	Adjusted basic earnings per share is a non-GAAP measure. See page 31 for more information.

Basic earnings per share was 7.20 eurocents, compared to 0.38 eurocents for the year ended 31 March 2021.

Adjusted basic earnings per share was 11.03 eurocents compared to 8.08 eurocents for the year ended 31 March 2021.

Cash flow, capital allocation and funding

Analysis of cash flow
	FY22	FY21	Reported
	€m	€m	change %
Inflow from operating activities	18,081	17,215	5.0
Outflow from investing activities	(6,868)	(9,262)	25.8
Outflow from financing activities	(9,706)	(15,196)	36.1
Net cash inflow/(outflow)	1,507	(7,243)	120.8
Cash and cash equivalents at beginning of the financial year	5,790	13,288
Exchange gain/(loss) on cash and cash equivalents	74	(255)
Cash and cash equivalents at end of the financial year	7,371	5,790

Cash inflow from operating activities increased by 5.0% to €18,081 million, primarily due to higher operating profit.

Outflow from investing activities decreased by 25.8% to €6,868 million, primarily due to a decrease of €2,409 million (2021: €1,993 million increase) in collateral assets held against derivative liabilities, partially offset by purchases of other short-term investments and property, plant and equipment.

Outflows from financing activities decreased by 36.1% to €9,706 million, driven by an increase of €1,952 million (2021: €4,330 million decrease) in collateral liabilities held against derivative assets and lower borrowing repayments compared to the previous year, partially offset by the purchase of treasury shares of €2,087 million in the current year.

Analysis of cash flow (continued)
	FY22	FY21	Reported
	€m	€m	change %
Adjusted EBITDAaL[1]	15,208	14,386	5.7
Capital additions[2]	(8,306)	(7,854)
Working capital	(31)	564
Disposal of property, plant and equipment and intangible assets	27	42
Restructuring costs	(267)	(356)
Integration capital additions[3]	(314)	(329)
Restructuring and integration working capital	(213)	(3)
Licences and spectrum	(896)	(1,221)
Interest received and paid[4]	(1,254)	(1,553)
Taxation	(925)	(1,020)
Dividends received from associates and joint ventures	638	628
Dividends paid to non-controlling shareholders in subsidiaries	(539)	(391)
Other	181	217
Free cash flow[1]	3,309	3,110	6.4
Acquisitions and disposals	138	447
Equity dividends paid	(2,474)	(2,427)
Share buybacks[4]	(2,029)	(53)
Foreign exchange loss	(378)	(219)
Other movements on net debt[5]	399	646
Net debt (increase)/decrease[1]	(1,035)	1,504
Opening net debt[1]	(40,543)	(42,047)
Closing net debt[1]	(41,578)	(40,543)	(2.6)

Free cash flow[1]	3,309	3,110
Adjustments:
- Licences and spectrum	896	1,221
- Restructuring costs	267	356
- Integration capital additions[3]	314	329
- Restructuring and integration working capital	213	3
- Vantage Towers growth capital expenditure	244	–
- Special dividend in Egypt	194	–
Adjusted free cash flow[1]	5,437	5,019

Notes:

1.	Adjusted EBITDAaL, Free cash flow, Adjusted free cash flow and Net debt are non-GAAP measures. See page 31 for more information.
2.	See page 41 for an analysis of tangible and intangible additions in the year.
3.	Integration capital additions comprises amounts for the integration of acquired Liberty Global assets and network integration.
4.	Interest received and paid excludes interest on lease liabilities of €361 million outflow (FY21: €307 million) included within Adjusted EBITDAaL and €58 million of cash inflow (FY21: €9 million) from the option structures relating to the issue of the mandatory convertible bonds which is included within Share buybacks. The option structures were intended to ensure that the total cash outflow to execute the programme were broadly equivalent to the amounts raised on issuing each tranche.
5.	‘Other movements on net debt’ for the year ended 31 March 2022 includes mark-to-market gains recognised in the income statement of €256 million (FY21: €1,091 million gain). The year ended 31 March 2021 also included payments in respect of bank borrowings secured against Indian assets of €83 million and payments to Vodafone Idea Limited of €235 million in respect of the contingent liability mechanism.

Adjusted free cash flow increased by €418 million to an inflow of €5,437 million, resulting from an increase in Adjusted EBITDAaL and lower interest received and paid, partially offset by an increase in capital additions and neutral working capital movements for the year.

Borrowings and cash position
	FY22	FY21	Reported
	€m	€m	change %
Non-current borrowings	(58,131)	(59,272)
Current borrowings	(11,961)	(8,488)
Borrowings	(70,092)	(67,760)
Cash and cash equivalents	7,496	5,821
Borrowings less cash and cash equivalents	(62,596)	(61,939)	(1.1)

Borrowings principally includes bonds of €48,031 million (FY21: €46,885 million) and lease liabilities of €12,539 million (FY21: €13,032 million).

The increase in borrowings of €2,332 million is principally driven by an increase of €1,952 million on derivative collateral positions, which impacts both cash and short-term borrowings.

Funding position
	FY22	FY21	Reported
	€m	€m	change %
Bonds	(48,031)	(46,885)
Bank loans	(1,317)	(1,419)
Other borrowings including spectrum	(3,909)	(4,215)
Gross debt[1]	(53,257)	(52,519)	(1.4)
Cash and cash equivalents	7,496	5,821
Short-term investments[2]	4,795	4,007
Derivative financial instruments[3]	1,604	3
Net collateral (liabilities)/assets[4]	(2,216)	2,145
Net debt[1]	(41,578)	(40,543)	(2.6)

Notes:

1.	Gross debt and Net debt are non-GAAP measures. See page 31 for more information.
2.	Short-term investments includes €1,446 million (FY21: €1,053 million) of highly liquid government and government-backed securities and managed investment funds of €3,349 million (FY21: €2,954 million) that are in highly rated and liquid money market investments with liquidity of up to 90 days.
3.	Derivative financial instruments excludes derivative movements in cash flow hedging reserves of €1,350 million gain (FY21: €862 million loss).
4.	Net collateral (liabilities)/assets on derivative financial instruments result in cash being (held)/paid as security. This is repayable or receivable when derivatives are settled and is therefore deducted from liquidity.

Net debt increased by €1,035 million primarily as a result of Free cash flow of €3,309 million, offset by equity dividends paid of €2,474 million and share buybacks of €2,029 million (1,441 million shares) used to offset dilution linked to mandatory convertible bonds.

Other funding obligations to be considered alongside net debt include:

-	Lease liabilities of €12,539 million (FY21: €13,032 million)

-	Mandatory convertible bonds recognised in equity of €nil (FY21: €1,904 million)

-	KDG put option liabilities of €494 million (FY21: €492 million)

-	Guarantees over Australia joint venture loans of €1,573 million (FY21: €1,489 million)

-	Pension liabilities of €281 million (FY21: €513 million)

The Group’s gross and net debt includes €9,942 million (FY21: €7,942 million) of long-term borrowings (‘Hybrid bonds’) for which a 50% equity characteristic of €4,971 million (FY21: €3,971 million) is attributed by credit rating agencies.

The Group’s gross and net debt includes certain bonds which have been designated in hedge relationships, which are carried at €1,316 million higher value (FY21: €1,390 million higher) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in gross debt and if it was included would decrease the euro equivalent value of the bonds by €1,456 million (FY21: €127 million).

Return on capital employed

Return on capital employed (‘ROCE’) reflects how efficiently we are generating profit with the capital we deploy.

	FY22	FY21	Change
	%	%	pps
Pre-tax ROCE (controlled)[1]	7.2%	5.5%	1.7
Post-tax ROCE (controlled and associates/joint ventures)[1]	5.0%	3.9%	1.1

ROCE calculated using GAAP measures[2]	5.0%	4.4%	0.6

Notes:

1.	Pre-tax ROCE (controlled) and Post-tax ROCE (controlled and associates/joint ventures) are non-GAAP measures. See page 31 for more information.
2.	ROCE is calculated by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. See pages 38 and 39 for the detail of the calculation.

We calculate two ROCE measures: i) Pre-tax ROCE for controlled operations only and ii) Post-tax ROCE including associates and joint ventures.

Pre-tax ROCE increased to 7.2% % (FY21: 5.5%). The increase reflects a strong increase in adjusted operating profit, lower amortisation on licences and spectrum fees and a small decrease in average capital employed. Similarly, post-tax ROCE increased to 5.0% (FY21: 3.9%).

ROCE using GAAP measures increased to 5.0% (FY21: 4.4%). The increase reflects a higher operating profit during the year-ended 31 March 2022 coupled with a slight decrease in average capital employed.

Funding facilities

The Group has undrawn revolving credit facilities of €7.6 billion comprising euro and US dollar revolving credit facilities of €4.0 billion and US$4.0 billion (€3.6 billion) which mature in 2025 and 2027 respectively. Both committed revolving credit facilities support US and euro commercial paper programmes of up to US$15 billion and €10 billion respectively.

Post employment benefits

At 31 March 2022, the Group’s net surplus of scheme assets over scheme liabilities was €274 million (2021: €453 million net deficit). The next triennial actuarial valuation of the Vodafone Section and CWW Section of the Vodafone UK Group Pension Scheme will be as at 31 March 2022.

Dividends

Dividends will continue to be declared in euros, aligning the Group’s shareholder returns with the primary currency in which we generate free cash flow, and paid in euros, pounds sterling and US dollars. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average World Markets Company benchmark rates over the five business days during the week prior to the payment of the dividend.

The Board is recommending total dividends per share of 9.0 eurocents for the year. This includes a final dividend of 4.5 eurocents compared to 4.5 eurocents in the prior year.

The ex-dividend date for the final dividend is 1 June 2022 for ordinary shareholders, the record date is 6 June 2022 and the dividend is payable on 5 August 2022. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

Other significant developments

Board changes

Deborah Kerr was appointed as a non-executive director on 1 March 2022.

On 6 May 2022, Vodafone announced that Delphine Ernotte Cunci and Simon Segars will be appointed as non-executive directors following the Annual General Meeting on 26 July 2022, subject to shareholder approval.

On 12 May, Vodafone announced that Stephen A. Carter will be appointed as non-executive director following the Annual General Meeting on 26 July 2022, subject to shareholder approval.

Executive Committee changes

On 19 April 2022, Vodafone announced that Hannes Ametsreiter will step down from his role as CEO of Vodafone Germany, and as a member of the Group Executive Committee, effective 30 June 2022. Philippe Rogge will become CEO of Vodafone Germany and a member of the Group Executive Committee on 1 July 2022.

Indus Towers

On 24 February 2022, Vodafone confirmed the sale of 63.6 million shares in Indus Towers Limited (“Indus”) through an accelerated book build offering (the “Placing”), generating net proceeds of approximately INR 14.2 billion (€169 million). The Group sold a further 127.1 million shares in Indus Bharti Airtel Limited (“Bharti”) on 29 March 2022, generating additional net proceeds of approximately INR 29.9 billion (€283 million). The Indus shares related to the Placings and the agreement with Bharti were all subject to the security arrangements entered into between Vodafone and Indus.

Following completion of the sale of shares to Bharti, Vodafone retains 567.1 million shares in Indus, equivalent to a 21.0% shareholding (the “Residual Shareholding”). Vodafone continues to be in discussions with several interested parties in relation to a proposed sale of the Residual Shareholding.

Major shareholder announcement

On 14 May 2022, Vodafone was informed by Emirates Telecommunications Group Company (‘Etisalat’) that they have become the Group’s largest shareholder with a 9.8% stake.

Condensed consolidated financial statements

Consolidated income statement

	Year ended 31 March
	2022		2021
	€m		€m
Revenue	45,580		43,809
Cost of sales	(30,574)		(30,086)
Gross profit	15,006		13,723
Selling and distribution expenses	(3,358)		(3,522)
Administrative expenses	(5,713)		(5,350)
Net credit losses on financial assets	(561)		(664)
Share of results of equity accounted associates and joint ventures	211		342
Other income	79		568
Operating profit	5,664		5,097
Investment income	254		330
Financing costs	(1,964)		(1,027)
Profit before taxation	3,954		4,400
Income tax expense	(1,330)		(3,864)
Profit for the financial year	2,624		536

Attributable to:
– Owners of the parent	2,088		112
– Non-controlling interests	536		424
Profit for the financial year	2,624		536

Profit per share
Total Group:
– Basic	7.20	c	0.38	c
– Diluted	7.17	c	0.38	c

Consolidated statement of comprehensive income/expense

	Year ended 31 March
	2022	2021
	€m	€m
Profit for the financial year	2,624	536
Other comprehensive income/(expense):
Items that may be reclassified to the income statement in subsequent periods:
Foreign exchange translation differences, net of tax	(25)	133
Foreign exchange translation differences transferred to the income statement	19	(17)
Other, net of tax[1]	1,863	(3,743)
Total items that may be reclassified to the income statement in subsequent years	1,857	(3,627)
Items that will not be reclassified to the income statement in subsequent years:
Net actuarial gains/(losses) on defined benefit pension schemes, net of tax	483	(555)
Total items that will not be reclassified to the income statement in subsequent years	483	(555)
Other comprehensive income/(expense)	2,340	(4,182)
Total comprehensive income/(expense) for the financial year	4,964	(3,646)

Attributable to:
– Owners of the parent	4,402	(4,069)
– Non-controlling interests	562	423
	4,964	(3,646)

Note:

1.	Principally includes the impact of the Group’s cash flow hedges deferred to other comprehensive income during the year.

The accompanying notes are an integral part of the condensed consolidated financial statements.

Condensed consolidated financial statements

Consolidated statement of financial position

	31 March	31 March
	2022	2021
	€m	€m
Non-current assets
Goodwill	31,884	31,731
Other intangible assets	21,360	21,818
Property, plant and equipment	40,804	41,243
Investments in associates and joint ventures	4,268	4,670
Other investments	1,073	925
Deferred tax assets	19,089	21,569
Post employment benefits	555	60
Trade and other receivables	6,383	4,777
	125,416	126,793
Current assets
Inventory	836	676
Taxation recoverable	296	434
Trade and other receivables	11,019	10,923
Other investments	7,931	9,159
Cash and cash equivalents	7,496	5,821
	27,578	27,013
Assets held for sale	959	1,257
Total assets	153,953	155,063

Equity
Called up share capital	4,797	4,797
Additional paid-in capital	149,018	150,812
Treasury shares	(7,278)	(6,172)
Accumulated losses	(122,118)	(121,587)
Accumulated other comprehensive income	30,268	27,954
Total attributable to owners of the parent	54,687	55,804
Non-controlling interests	2,290	2,012
Total equity	56,977	57,816

Non-current liabilities
Borrowings	58,131	59,272
Deferred tax liabilities	520	2,095
Post employment benefits	281	513
Provisions	1,881	1,747
Trade and other payables	2,516	4,909
	63,329	68,536
Current liabilities
Borrowings	11,961	8,488
Financial liabilities under put option arrangements	494	492
Taxation liabilities	864	769
Provisions	667	892
Trade and other payables	19,661	18,070
	33,647	28,711
Total equity and liabilities	153,953	155,063

The accompanying notes are an integral part of the condensed consolidated financial statements.

Condensed consolidated financial statements

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital[1]	Treasury shares	Accumulated comprehensive losses[2]	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m
1 April 2020 brought forward	4,797	152,629	(7,802)	(88,214)	61,410	1,215	62,625
Issue or reissue of shares	–	(1,943)	2,033	(87)	3	–	3
Share-based payments	–	126	–	–	126	10	136
Transactions with non-controlling shareholders in subsidiaries	–	–	–	1,149	1,149	748	1,897
Comprehensive (expense)/income	–	–	–	(4,069)	(4,069)	423	(3,646)
Dividends	–	–	–	(2,412)	(2,412)	(384)	(2,796)
Purchase of treasury shares	–	–	(403)	–	(403)	–	(403)
31 March 2021	4,797	150,812	(6,172)	(93,633)	55,804	2,012	57,816

1 April 2021 brought forward	4,797	150,812	(6,172)	(93,633)	55,804	2,012	57,816
Issue or reissue of shares	–	(1,902)	2,000	(98)	–	–	–
Share-based payments	–	108	–	–	108	11	119
Transactions with non-controlling shareholders in subsidiaries	–	–	–	(38)	(38)	237	199
Comprehensive (expense)/income	–	–	–	4,402	4,402	562	4,964
Dividends	–	–	–	(2,483)	(2,483)	(532)	(3,015)
Purchase of treasury shares	–	–	(3,106)	–	(3,106)	–	(3,106)
31 March 2022	4,797	149,018	(7,278)	(91,850)	54,687	2,290	56,977

Notes:

1.	Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.
2.	Includes accumulated losses and accumulated other comprehensive income.

The accompanying notes are an integral part of the condensed consolidated financial statements.

Condensed consolidated financial statements

Consolidated statement of cash flows
	Year ended 31 March
	2022	2021
	€m	€m
Inflow from operating activities	18,081	17,215

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired	–	(136)
Purchase of interests in associates and joint ventures	(445)	(13)
Purchase of intangible assets	(3,262)	(3,227)
Purchase of property, plant and equipment	(5,798)	(5,413)
Purchase of investments	(2,009)	(3,726)
Disposal of interests in subsidiaries, net of cash disposed	–	157
Disposal of interests in associates and joint ventures	446	420
Disposal of property, plant and equipment and intangible assets	33	43
Disposal of investments	3,282	1,704
Dividends received from associates and joint ventures	638	628
Interest received	247	301
Outflow from investing activities	(6,868)	(9,262)

Cash flows from financing activities
Proceeds from issue of long-term borrowings	2,548	4,359
Repayment of borrowings	(8,248)	(12,237)
Net movement in short-term borrowings	3,002	(2,791)
Net movement in derivatives	(293)	279
Interest paid[1]	(1,804)	(2,152)
Payments for settlement of written put options	–	(1,482)
Purchase of treasury shares	(2,087)	(62)
Issue of ordinary share capital and reissue of treasury shares	–	5
Equity dividends paid	(2,474)	(2,427)
Dividends paid to non-controlling shareholders in subsidiaries	(539)	(391)
Other transactions with non-controlling shareholders in subsidiaries	189	1,663
Other movements with associates and joint ventures	–	40
Outflow from financing activities	(9,706)	(15,196)

Net cash inflow/(outflow)	1,507	(7,243)

Cash and cash equivalents at beginning of the financial year[2]	5,790	13,288
Exchange gain/(loss) on cash and cash equivalents	74	(255)
Cash and cash equivalents at end of the financial year[2]	7,371	5,790

Notes:

1.	Interest paid includes €58 million of cash inflow (FY21: €9 million inflow) on derivative financial instruments for the share buyback related to maturing tranches of mandatory convertible bonds.
2.	Comprises cash and cash equivalents as presented in the consolidated statement of financial position of €7,496 million (FY21: €5,821 million), together with overdrafts of €125 million (FY21: €31 million).

The accompanying notes are an integral part of the condensed consolidated financial statements.

Notes to condensed consolidated financial statements

1	Basis of preparation

The preliminary results for the year ended 31 March 2022 are an abridged statement of the full Annual Report which was approved by the Board of Directors on 17 May 2022. The consolidated financial statements in the full Annual Report are prepared in accordance with UK-adopted International Financial Reporting Standards (‘IFRS’), with IFRS as issued by the International Accounting Standards Board (‘IASB’) and with the requirements of the Companies Act 2006.

The auditor’s report on those consolidated financial statements was unqualified, did not draw attention to any matters by way of emphasis without qualifying their report and did not contain statements under section 498(2) or 498(3) of the Companies Act 2006. The preliminary results do not comprise statutory accounts within the meaning of section 434(3) of the Companies Act 2006. The Annual Report for the year ended 31 March 2022 will be delivered to the Registrar of Companies following the Company’s Annual General Meeting on 26 July 2022.

The financial information included in this preliminary announcement does not itself contain sufficient information to comply with IFRS. A separate announcement will be made in accordance with Disclosure and Transparency Rules (DTR) 6.3 when the annual report and audited financial statements for the year ended 31 March 2022 are made available on the Company’s website in June 2022.

The preparation of the preliminary results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Going concern

The Group has a strong liquidity position with €7.4 billion of cash and cash equivalents available at 31 March 2022 which, together with undrawn revolving credit facilities of €7.6 billion, cover all of the Group’s reasonably expected cash requirements over the going concern period. The Directors have reviewed trading and liquidity forecasts for the Group, which were based on current trading conditions, and considered a variety of scenarios including not being able to access the capital markets during the assessment period.  In addition to the liquidity forecasts prepared, the Directors considered the availability of the Group’s revolving credit facilities which were undrawn as at 31 March 2022. As a result of the assessment performed, the Directors have concluded that the Group is able to continue in operation for a period of at least 12 months from the date of approving the consolidated financial statements and that it is appropriate to continue to adopt the going concern basis in preparing the consolidated financial statements.

Critical accounting judgements and estimates

The Group’s critical accounting judgements and estimates are disclosed in the Group’s Annual Report for the year ended 31 March 2022. The impact of recent energy price inflation, exacerbated by the war in Ukraine, has been factored into our latest forecasts and considered in our impairment review.

New accounting pronouncements adopted

On 1 April 2021, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group. Further details are provided in the Group’s annual report for the year ended 31 March 2021.

Basis of preparation changes to be adopted on or after 1 April 2022

It is expected that Turkey will meet the requirements to be designated as a hyper-inflationary economy under IAS 29 ‘Financial Reporting in Hyper-Inflationary Economies’ in the quarter ended 30 June 2022 and that the Group’s financial reporting relating to Turkey during the year ending 31 March 2023 will be in accordance with IAS 29. Under IAS 29, Turkish Lira results and non-monetary asset and liability balances are revalued to present value equivalent local currency amounts (adjusted based on an inflation index) before translation to euros at reporting-date exchange rates.

Notes to the condensed consolidated financial statements

2	Equity dividends

	2022	2021
	€m	€m
Declared and paid during the financial year:
Final dividend for the year ended 31 March 2021: 4.5 eurocents per share (2020: 4.5 eurocents per share)	1,254	1,205
Interim dividend for the year ended 31 March 2022: 4.5 eurocents per share (2021: 4.5 eurocents per share)	1,229	1,207
	2,483	2,412
Proposed after the end of the year and not recognised as a liability:
Final dividend for the year ended 31 March 2022: 4.5 eurocents per share (2021: 4.5 eurocents per share)	1,265	1,260

3	Contingent liabilities and legal proceedings

Vodafone Idea

As part of the agreement to merge Vodafone India and Idea Cellular in 2017, the parties agreed a mechanism for payments between the Group and Vodafone Idea Limited (‘VIL’) pursuant to the difference between the crystallisation of certain identified contingent liabilities in relation to legal, regulatory, tax and other matters, and refunds relating to Vodafone India and Idea Cellular. Cash payments or cash receipts relating to these matters must have been made or received by VIL before any amount becomes due from or owed to the Group. Any future payments by the Group to VIL as a result of this agreement would only be made after satisfaction of this and other contractual conditions.

The Group’s potential exposure under this mechanism is capped at INR 64 billion (€743 million) following payments made under this mechanism from Vodafone to VIL, in the year ended 31 March 2021, totalling INR 19 billion (€235 million). On 15 September 2021, the Government of India announced a relief package and a series of reforms designed to improve the liquidity and financial health of the telecom sector. The reforms include a four-year moratorium on spectrum and AGR payments and the option to convert payments due on spectrum and AGR payments to equity at the end of the moratorium period, with interest on due amounts being convertible during the moratorium period; VIL elected to accept the options in October and November 2021, respectively.

VIL raised INR 45 billion (€524 million) via the issue of new equity in March 2022, most of which was used to settle amounts due to Indus. VIL remains in need of additional liquidity support from its lenders and intends to raise additional equity capital. There are significant uncertainties in relation to VIL’s ability to make payments in relation to any remaining liabilities covered by the mechanism and no further cash payments are considered probable from the Group as at 31 March 2022. The carrying value of the Group’s investment in VIL is €nil and the Group is recording no further share of losses in respect of VIL. The Group’s potential exposure to liabilities within VIL is capped by the mechanism described above; consequently, contingent liabilities arising from litigation in India concerning operations of Vodafone India are not reported.

Notes to the condensed consolidated financial statements

Indus Towers

VIL’s ability to satisfy certain payment obligations under its Master Services Agreements with Indus Towers (the ‘MSAs’) is uncertain and depends on a number of factors including its ability to raise additional funding. Under the terms of the Indus and Bharti Infratel merger in November 2020, a security package was agreed for the benefit of the newly created merged entity, Indus Towers, which could be invoked in the event that VIL was unable to make MSA payments. The security package included the following elements:

-	A prepayment in cash of INR 24 billion (€279 million) by VIL to Indus Towers in respect of its payment obligations that are undisputed, due and payable under the MSAs after the merger closing. The prepayment was fully utilised during the year to 31 March 2022;

-	A primary pledge over 190.7 million shares owned by Vodafone Group in Indus Towers having a value of INR 47 billion (€544 million) as at 31 March 2021; and

-	A secondary pledge over shares owned by Vodafone Group in Indus Towers (ranking behind Vodafone’s existing lenders for the outstanding bank borrowings of €1.4 billion as at 31 March 2022 secured against Indian assets utilised to fund Vodafone’s contribution to the VIL rights issue in 2019) (‘the Bank Borrowings’) with a maximum liability cap of INR 42.5 billion (€504 million).

In the event of non-payment of relevant MSA obligations by VIL, Indus Towers would have recourse to the primary pledge shares and, after repayment of the Bank Borrowings in full, any secondary pledged shares, up to the value of the liability cap.

During February and March 2022, the Group announced the disposal of the 190.7 million shares that were subject to the primary pledge in two transactions for a combined INR 38.1 billion (€452 million). The Group invested INR 33.7 billion (€393 million) of the proceeds by subscribing to newly issued VIL equity, which VIL immediately used to partially settle outstanding MSA obligations to Indus Towers. This transaction resulted in an equivalent partial release of the primary pledge, with the remaining INR 4.4 billion (€52 million) proceeds of the share disposal remaining secured for further utilisation by Indus Towers.

Indus Towers has recourse against the secondary pledge to the maximum liability cap, from any proceeds remaining after the settlement of the Bank Borrowings.

Legal proceedings

The Group is currently involved in a number of legal proceedings, including inquiries from, or discussions with, government authorities that are incidental to its operations.

Legal proceedings where the Group considers that the likelihood of material future outflows of cash or other resources is more than remote are disclosed below. Where the Group assesses that it is probable that the outcome of legal proceedings will result in a financial outflow, and a reliable estimate can be made of the amount of that obligation, a provision is recognised for these amounts.

In all cases, determining the probability of successfully defending a claim against the Group involves the application of judgement as the outcome is inherently uncertain. The determination of the value of any future outflows of cash or other resources, and the timing of such outflows, involves the use of estimates. The costs incurred in complex legal proceedings, regardless of outcome, can be significant.

The Group is not involved in any material proceedings in which any of the Group’s Directors, members of senior management or affiliates are either a party adverse to the Group or have a material interest adverse to the Group.

Indian tax cases

In January 2012, the Supreme Court of India found against the Indian tax authority and in favour of Vodafone International Holdings BV (‘VIHBV’) in proceedings brought after the Indian tax authority alleged potential liability under the Income Tax Act 1961 for the failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in connection with its 2007 disposal to VIHBV of its interests in a wholly-owned Cayman Island incorporated subsidiary that indirectly held interests in Vodafone India Limited (‘Vodafone India’).

Notes to the condensed consolidated financial statements

The Finance Act 2012 of India, which amended various provisions of the Income Tax Act 1961 with retrospective effect, contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further, it sought to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. On 3 January 2013, VIHBV received a letter from the Indian tax authority reminding it of the tax demand raised prior to the Supreme Court of India’s judgement and updating the interest element of that demand to a total amount of INR142 billion, which included principal and interest as calculated by the Indian tax authority but did not include penalties. On 12 February 2016, VIHBV received a notice dated 4 February 2016 of an outstanding tax demand of INR221 billion (plus interest). On 29 September 2017, VIHBV received an electronically generated demand in respect of alleged principal, interest and penalties in the amount of INR190.7 billion.

VIHBV initiated arbitration proceedings under the Netherlands-India Bilateral Investment Treaty (‘Dutch BIT’) on 17 April 2014. In September 2020, the arbitration tribunal issued its award unanimously ruling in Vodafone’s favour. The Indian Government applied to set aside the award primarily on jurisdictional grounds. The proceedings have been transferred to the Singapore International Commercial Court (‘SICC’).

Separately, on 24 January 2017, Vodafone Group Plc and Vodafone Consolidated Holdings Limited formally commenced arbitration with the Indian Government under the United Kingdom-India Bilateral Investment Treaty (‘UK BIT’). Although relating to the same underlying facts as the claim under the Dutch BIT, the UK BIT claim is a separate and distinct claim under a different treaty and includes independent claims relating to disputes between the Indian tax authority and Vodafone India Services Private Limited (‘VISPL’) (see below). In 2020, following attempts by the Indian Government to obtain a court injunction preventing Vodafone from progressing the UK BIT arbitration, the Delhi High Court ordered that Vodafone shall proceed with the UK BIT arbitration only if the award already published under the Dutch BIT is set aside.

In August 2021 the Indian Parliament passed new legislation which affects the retrospective effect of the Finance Act 2012. The impact of this legislation on the Dutch and UK BIT proceedings, in particular whether the Indian Government will withdraw its challenge to the arbitration award in the Dutch BIT, is unknown as of the date of this report. The SICC granted a stay in the Dutch BIT proceedings to 15 June 2022.

VIHBV and Vodafone Group Plc will continue to defend vigorously any allegation that VIHBV or Vodafone India is liable to pay tax in connection with the transaction with HTIL. Based on the facts and circumstances of this matter, including the outcome of legal proceedings to date, the Group considers that it is more likely that not that no present obligation exists at 31 March 2022.

VISPL tax claims

VISPL is involved in a number of tax cases. The total value of the claims is approximately €500 million plus interest, and penalties of up to 300% of the principal.

Of the individual tax claims, the most significant is in the amount of approximately €254 million (plus interest of €614 million), which VISPL has been assessed as owing in respect of (i) a transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL in Vodafone India. A stay of the tax demand on a deposit of £20 million and a corporate guarantee by VIHBV for the balance of tax assessed are in place. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Indian Tax Authority has appealed to the Supreme Court of India. The appeal hearing has been adjourned indefinitely.

While there is some uncertainty as to the outcome of the tax cases involving VISPL, the Group believes it has valid defences and does not consider it probable that a financial outflow will be required to settle these cases.

Other cases in the Group

Spain and UK: TOT v Vodafone Group Plc, VGSL, and Vodafone UK

The Group has been defending cases brought against it in Spain and the UK by TOT Power Control and Top Optimized Technologies (jointly ‘TOT’) alleging breach of confidentiality and patent infringement. In November 2021 TOT withdrew all of its claims against the Group in Spain and the UK as part of an agreed settlement.

Further background relating to these claims is provided in the Group’s Annual Report for the financial year ended 31 March 2021.

Notes to the condensed consolidated financial statements

Germany: Kabel Deutschland takeover - class actions

The German courts have been determining the adequacy of the mandatory cash offer made to minority shareholders in Vodafone’s takeover of Kabel Deutschland. Hearings took place in May 2019 and a decision was delivered in November 2019 in Vodafone’s favour, rejecting all claims by minority shareholders. A number of shareholders appealed which was rejected by the court in December 2021. Several minority shareholders have filed a further appeal before the Federal Court of Justice. The appeal process is ongoing. While the outcome is uncertain, the Group believes it has valid defences and that the outcome of the appeal will be favourable to Vodafone.

Italy: Iliad v Vodafone Italy

In July 2019, Iliad filed a claim for €500 million against Vodafone Italy in the Civil Court of Milan. The claim alleges anti-competitive behaviour in relation to portability and certain advertising campaigns by Vodafone Italy. Preliminary hearings have taken place, including one at which the Court rejected Iliad’s application for a cease and desist order against alleged misleading advertising by Vodafone. The main hearing on the merits of the claim took place on 8 June 2021 and we are waiting to receive the judgement.

The Group is currently unable to estimate any possible loss in this claim in the event of an adverse judgement but while the outcome is uncertain, the Group believes it has valid defences and that it is probable that no present obligation exists.

Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece

In October 2019, Mr. and Mrs. Papistas, and companies owned or controlled by them, filed several new claims against Vodafone Greece with a total value of approximately €330 million for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Lawsuits which the Papistas claimants had previously brought against Vodafone Group Plc and certain Directors and officers of Vodafone were withdrawn. Vodafone Greece filed a counter claim and all claims were heard in February 2020. All of the Papistas claims were rejected by the Greek Court because the stamp duty payments required to have the merits of the case considered had not been made. Vodafone Greece’s counter claim was also rejected. The Papistas claimants and Vodafone Greece have each filed appeals and, subject to the Papistas claimants paying the requisite stamp duty, the hearing on the merits of these appeals will take place in early 2023.

The amount claimed in these lawsuits is substantial and, if the claimants are successful, the total potential liability could be material. However, we are continuing vigorously to defend the claims and based on the progress of the litigation so far the Group believes that it is highly unlikely that there will be an adverse ruling for the Group. On this basis, the Group does not expect the outcome of these claims to have a material financial impact.

UK: Phones 4U in Administration v Vodafone Limited and Vodafone Group Plc and Others

In December 2018, the administrators of former UK indirect seller, Phones 4U, sued the three main UK mobile network operators (‘MNOs’), including Vodafone, and their parent companies. The administrators allege collusion between the MNOs to pull their business from Phones 4U thereby causing its collapse. Vodafone and the other defendants filed their defences in April 2019 and the Administrators filed their replies in October 2019. Disclosure has taken place and witness statements were filed in December 2021. The judge has also ordered that there should be a split trial between liability and damages. The first trial started in May 2022.

Taking into account all available evidence, the Group assesses it to be more likely than not that a present obligation does not exist and that the allegations of collusion are completely without merit; the Group is vigorously defending the claim. The value of the claim is not pleaded but we understand it to be the total value of the business, allegedly equivalent to approximately £1 billion with the addition of alleged exemplary damages. Vodafone’s alleged share of the liability is also not pleaded. The Group is not able to estimate any possible loss in the event of an adverse judgment.

Non-GAAP measures

In the discussion of the Group’s reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly-titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Adjusted EBITDAaL	Page 32	Operating profit	Page 35
Organic Adjusted EBITDAaL growth	Page 32	Not applicable	Not applicable
Organic percentage point change in Adjusted EBITDAaL margin	Page 32	Not applicable	Not applicable
Organic revenue growth	Page 32	Revenue	Pages 33 and 34
Organic service revenue growth	Page 32	Service revenue	Pages 33 and 34
Organic mobile service revenue growth	Page 32	Service revenue	Pages 33 and 34
Organic fixed service revenue growth	Page 32	Service revenue	Pages 33 and 34
Organic Vodafone Business service revenue growth	Page 32	Service revenue	Pages 33 and 34
Organic financial services revenue growth in South Africa	Page 32	Service revenue	Pages 33 and 34
Organic retail service revenue growth in Germany	Page 32	Service revenue	Pages 33 and 34
Other metrics
Adjusted profit attributable to owners of the parent	Page 35	Profit attributable to owners of the parent	Page 35
Adjusted basic earnings per share	Page 35	Basic earnings per share	Page 36
Cash flow, funding and capital allocation metrics
Free cash flow	Page 36	Inflow from operating activities	Page 37
Adjusted free cash flow	Page 36	Inflow from operating activities	Pages 18 and 37
Gross debt	Page 36	Borrowings	Page 37
Net debt	Page 36	Borrowings less cash and cash equivalents	Page 37
Pre-tax ROCE (controlled)	Page 38	ROCE calculated using GAAP measures	Pages 38 and 39
Post-tax ROCE (controlled and associates/joint ventures)	Page 38	ROCE calculated using GAAP measures	Pages 38 and 39
Financing and Taxation metrics
Adjusted net financing costs	Page 40	Net financing costs	Page 16
Adjusted profit before taxation	Page 40	Profit before taxation	Page 40
Adjusted income tax expense	Page 40	Income tax expense	Page 40
Adjusted effective tax rate	Page 40	Income tax expense	Page 40
Adjusted share of results of equity accounted associates and joint ventures	Page 40	Share of results of equity accounted associates and joint ventures	Page 41
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	Page 40	Share of results of equity accounted associates and joint ventures	Page 41

Non-GAAP measures

Performance metrics

Non-GAAP measure	Purpose	Definition

Adjusted EBITDAaL

Adjusted EBITDAaL is used in conjunction with financial measures such as operating profit to assess our operating performance and profitability.

It is a key external metric used by the investor community to assess performance of our operations.

It is our segment performance measure in accordance with IFRS 8 (Operating Segments).

Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted EBITDAaL margin is Adjusted EBITDAaL divided by Revenue.

Organic growth

All amounts marked with an ’*’ in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions and other adjustments to improve the comparability of results between periods. When calculating organic growth, the FY21 results for Vantage Towers and relevant operating entities have been adjusted to reflect a full year of operation on a pro forma basis in order to be comparable to FY22.

Organic growth is calculated for revenue and profitability metrics, as follows:

-	Adjusted EBITDAaL;

-	Percentage point change in Adjusted EBITDAaL margin;

-	Revenue

-	Service revenue;

-	Mobile service revenue;

-	Fixed service revenue;

-	Vodafone Business service revenue;

-	Financial services revenue in South Africa; and

-	Retail service revenue in Germany.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

-	It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

-	It is used for internal performance analysis; and

-	It facilitates comparability of underlying growth with other companies (although the term ‘organic’ is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Non-GAAP measures

Year ended 31 March 2022

	FY22	FY21	Reported growth	M&A and Other	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	11,616	11,520	0.8	0.3	–	1.1
Mobile service revenue	5,124	5,056	1.3	0.5	–	1.8
Fixed service revenue	6,492	6,464	0.4	0.1	–	0.5
Italy	4,379	4,458	(1.8)	-	–	(1.8)
Mobile service revenue	3,141	3,244	(3.2)	–	–	(3.2)
Fixed service revenue	1,238	1,214	2.0	–	–	2.0
UK	5,154	4,848	6.3	–	(5.0)	1.3
Mobile service revenue	3,697	3,428	7.8	–	(5.0)	2.8
Fixed service revenue	1,457	1,420	2.6	–	(4.9)	(2.3)
Spain	3,714	3,788	(2.0)	–	–	(2.0)
Other Europe	5,001	4,859	2.9	0.7	(0.6)	3.0
Vodacom	4,635	4,083	13.5	–	(8.9)	4.6
Other Markets	3,420	3,312	3.3	–	16.1	19.4
Vantage Towers	–	–	–	–	–	–
Common Functions	522	470
Eliminations	(238)	(197)
Total service revenue	38,203	37,141	2.9	0.2	(0.5)	2.6
Other revenue	7,377	6,668
Revenue	45,580	43,809	4.0	-	(0.5)	3.5

Other growth metrics
Vodafone Business - Service revenue	10,316	10,076	2.4	(0.4)	(1.2)	0.8
South Africa - Financial services revenue	155	125	24.0	–	(11.6)	12.4
Germany - Retail service revenue	11,348	11,201	1.3	0.3	–	1.6

Adjusted EBITDAaL
Germany	5,669	5,634	0.6	5.9	–	6.5
Italy	1,699	1,597	6.4	–	–	6.4
UK	1,395	1,367	2.0	6.0	(4.7)	3.3
Spain	957	1,044	(8.3)	7.2	–	(1.1)
Other Europe	1,606	1,760	(8.8)	10.8	(0.6)	1.4
Vodacom	2,125	1,873	13.5	–	(10.1)	3.4
Other Markets	1,335	1,228	8.7	–	14.3	23.0
Vantage Towers	619	–	–	–	–	–
Common Functions[1]	(197)	(117)
Group	15,208	14,386	5.7	0.1	(0.8)	5.0

Percentage point change in Adjusted EBITDAaL margin
Germany	43.2%	43.4%	(0.2)	2.3	–	2.1
Italy	33.8%	31.9%	1.9	–	–	1.9
UK	21.2%	22.2%	(1.0)	1.3	–	0.3
Spain	22.9%	25.1%	(2.2)	1.9	–	(0.3)
Other Europe	28.4%	31.7%	(3.3)	3.2	(0.1)	(0.2)
Vodacom	35.5%	36.2%	(0.7)	–	(0.3)	(1.0)
Other Markets	34.9%	32.6%	2.3	–	(1.2)	1.1
Vantage Towers	49.4%	–	–	–	–	–
Group	33.4%	32.8%	0.6	–	(0.1)	0.5

Note:

1.	Common Functions Adjusted EBITDAaL includes a non-recurring charge in relation to the impairment of prior year receivables.

Non-GAAP measures

Quarter ended 31 March 2022

	Q4 FY22	Q4 FY21	Reported growth	M&A and Other	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,903	2,885	0.6	0.2	–	0.8
Mobile service revenue	1,282	1,274	0.6	1.8	–	2.4
Fixed service revenue	1,621	1,611	0.6	(1.0)	–	(0.4)
Italy	1,085	1,084	0.1	(0.9)	–	(0.8)
Mobile service revenue	758	788	(3.8)	0.7	–	(3.1)
Fixed service revenue	327	296	10.5	(5.2)	–	5.3
UK	1,341	1,231	8.9	(2.3)	(4.6)	2.0
Mobile service revenue	972	880	10.5	–	(4.6)	5.9
Fixed service revenue	369	351	5.1	(7.3)	(4.8)	(7.0)
Spain	908	951	(4.5)	(0.6)	–	(5.1)
Other Europe	1,242	1,233	0.7	2.6	(0.6)	2.7
Vodacom	1,192	1,078	10.6	(0.1)	(7.4)	3.1
Other Markets	801	827	(3.1)	(0.1)	23.0	19.8
Vantage Towers	–	–	–	–	–	–
Common Functions	134	136
Eliminations	(60)	(59)
Total service revenue	9,546	9,366	1.9	(0.1)	0.2	2.0
Other revenue	1,861	1,815
Revenue	11,407	11,181	2.0	(0.1)	0.2	2.1

Other growth metrics
Germany - Retail service revenue	2,841	2,812	1.0	0.2	-	1.2

Quarter ended 31 December 2021

	Q3 FY22	Q3 FY21	Reported growth	M&A and Other	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,936	2,912	0.8	0.3	–	1.1
Mobile service revenue	1,301	1,279	1.7	–	–	1.7
Fixed service revenue	1,635	1,633	0.1	0.6	–	0.7
Italy	1,107	1,125	(1.6)	0.3	–	(1.3)
Mobile service revenue	794	818	(2.9)	–	–	(2.9)
Fixed service revenue	313	307	2.0	1.1	–	3.1
UK	1,292	1,216	6.3	1.1	(6.5)	0.9
Mobile service revenue	928	848	9.4	–	(6.8)	2.6
Fixed service revenue	364	368	(1.1)	3.5	(5.7)	(3.3)
Spain	940	957	(1.8)	0.2	–	(1.6)
Other Europe	1,257	1,215	3.5	0.2	(0.8)	2.9
Vodacom	1,172	1,056	11.0	–	(6.6)	4.4
Other Markets	867	806	7.6	–	12.2	19.8
Vantage Towers	–	–	–	–	–	–
Common Functions	136	115
Eliminations	(60)	(45)
Total service revenue	9,647	9,357	3.1	0.4	(0.8)	2.7
Other revenue	2,037	1,844
Revenue	11,684	11,201	4.3	0.2	(0.8)	3.7

Other growth metrics
South Africa - Financial services revenue	39	33	18.2	–	(6.5)	11.7
Germany - Retail service revenue	2,871	2,832	1.4	0.3	–	1.7

Non-GAAP measures

Other metrics

Non-GAAP measure	Purpose	Definition
Adjusted profit attributable to owners of the parent	This metric is used in the calculation of adjusted basic earnings per share.	Adjusted profit attributable to owners of the parent excludes restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, impairment losses, other income and expense and mark-to-market and foreign exchange movements, together with related tax effects.
Adjusted basic earnings per share	This performance measure is used in discussions with the investor community.	Adjusted basic earnings per share is Adjusted profit attributable to owners of the parent divided by the weighted average number of shares outstanding. This is the same denominator used when calculating basic earnings / (loss) per share.

Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent

The table below reconciles Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent to their closest equivalent GAAP measures, being Operating profit and Profit attributable to owners of the parent, respectively.

	FY22			FY21
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
	€m	€m	€m	€m	€m	€m
Adjusted EBITDAaL	15,208	–	15,208	14,386	–	14,386
Restructuring costs	(346)	346	–	(356)	356	–
Interest on lease liabilities	398	–	398	374	–	374
Loss on disposal of property, plant & equipment and intangible assets	(28)	–	(28)	(30)	–	(30)
Depreciation and amortisation on owned assets[1]	(9,858)	509	(9,349)	(10,187)	488	(9,699)
Share of results of equity accounted associates and joint ventures[2]	211	250	461	342	90	432
Other income	79	(79)	–	568	(568)	–
Operating profit	5,664	1,026	6,690	5,097	366	5,463
Investment income	254	–	254	330	–	330
Financing costs	(1,964)	28	(1,936)	(1,027)	(1,068)	(2,095)
Profit before taxation	3,954	1,054	5,008	4,400	(702)	3,698
Income tax expense	(1,330)	61	(1,269)	(3,864)	2,985	(879)
Profit for the financial year	2,624	1,115	3,739	536	2,283	2,819

Profit attributable to:
– Owners of the parent	2,088	1,111	3,199	112	2,278	2,390
– Non-controlled interests	536	4	540	424	5	429
Profit for the financial year	2,624	1,115	3,739	536	2,283	2,819

Notes:

1.	Reported depreciation and amortisation excludes depreciation on leased assets and loss on disposal of leased assets included within Adjusted EBITDAaL. Refer to Additional Information on page 41 for an analysis of depreciation and amortisation. The adjustments of €509 million (FY21: €488 million) relate to amortisation of customer bases and brand intangible assets.
2.	Refer to page 41 for a breakdown of the adjustments to Share of results of equity accounted associates and joint ventures to derive Adjusted share of results of equity accounted associates and joint ventures.

Non-GAAP measures

Adjusted basic earnings per share

The reconciliation of adjusted basic earnings per share to the closest equivalent GAAP measure, basic earnings per share, is provided below.

	FY22		FY21
	€m		€m
Profit attributable to owners of the parent	2,088		112
Adjusted profit attributable to owners of the parent	3,199		2,390

	Million		Million
Weighted average number of shares outstanding - Basic	29,012		29,592

	eurocents		eurocents
Basic earnings per share	7.20	c	0.38	c
Adjusted basic earnings per share	11.03	c	8.08	c

Cash flow, funding and capital allocation metrics

Cash flow and funding

Non-GAAP measure	Purpose	Definition
Free cash flow

Internal performance reporting.

External metric used by investor community.

Assists comparability with other companies, although our metric may not be directly comparable to similarly titled measures used by other companies.

Free cash flow is Adjusted EBITDAaL after cash flows in relation to capital additions, working capital, disposal of property, plant and equipment, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items, licences and spectrum, interest received and paid, taxation, dividends received from associates and investments, dividends paid to non-controlling shareholders in subsidiaries and payments in respect of lease liabilities.
Adjusted free cash flow

Internal performance reporting.

External metric used by investor community.

Setting director and management remuneration

Key external metric used to evaluate liquidity and the cash generated by our operations.

Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items, M&A and Vantage Towers growth capital expenditure.

This non-GAAP measure has changed for the year ended 31 March 2022. Adjusted free cash flow now excludes Vantage Towers growth capital expenditure. This change was made so the measure aligns to the basis on which outlook guidance is provided and so is a more useful metric for the investor community.

Growth capital expenditure is total capital expenditure excluding maintenance-type expenditure.

Gross debt	Prominent metric used by debt rating agencies and the investor community.	Non-current borrowings and current borrowings, excluding lease liabilities, collateral liabilities and borrowings specifically secured against Indian assets.
Net debt	Prominent metric used by debt rating agencies and the investor community.	Gross debt less cash and cash equivalents, short-term investments, derivative financial instruments excluding mark-to-market adjustments and net collateral assets.

Non-GAAP measures

Cash flow and funding (continued)

The tables below present: (i) the reconciliation between Inflow from operating activities and Free cash flow and (ii) the reconciliation between Borrowings, Gross debt and Net debt.

	FY22	FY21
	€m	€m
Inflow from operating activities	18,081	17,215
Net tax paid	925	1,020
Cash generated by operations	19,006	18,235
Capital additions	(8,306)	(7,854)
Working capital movement in respect of capital additions	157	410
Disposal of property, plant and equipment and intangible assets	27	42
Integration capital additions	(314)	(329)
Working capital movement in respect of integration capital additions	(34)	62
Licences and spectrum	(896)	(1,221)
Interest received and paid	(1,615)	(1,860)
Taxation	(925)	(1,020)
Dividends received from associates and joint ventures	638	628
Dividends paid to non-controlling shareholders in subsidiaries	(539)	(391)
Payments in respect of lease liabilities	(3,943)	(3,897)
Other	53	305
Free cash flow	3,309	3,110

	FY22	FY21
	€m	€m
Borrowings	(70,092)	(67,760)
Lease liabilities	12,539	13,032
Bank borrowings secured against Indian assets	1,382	1,247
Collateral liabilities	2,914	962
Gross debt	(53,257)	(52,519)
Collateral liabilities	(2,914)	(962)
Cash and cash equivalents	7,496	5,821
Short-term investments	4,795	4,007
Collateral assets	698	3,107
Derivative financial instruments	2,954	(859)
Less mark-to-market (gains)/losses deferred in hedge reserves	(1,350)	862
Net debt	(41,578)	(40,543)

Non-GAAP measures

Return on Capital Employed

Non-GAAP measure	Purpose	Definition
Return on Capital Employed (‘ROCE’)	ROCE is a metric used by the investor community and reflects how efficiently we are generating profit with the capital we deploy.	We calculate ROCE by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Capital employed includes Borrowings, cash and cash equivalents, derivative financial instruments included in trade and other receivables/payables, short-term investments, collateral assets, financial liabilities under put option arrangements and equity.
Pre-tax ROCE (controlled) Post-tax ROCE (controlled and associates/joint ventures)	As above	We calculate pre-tax ROCE (controlled operations) by dividing Operating profit excluding interest on lease liabilities, restructuring costs arising from discrete restructuring plans, impairment losses, other income and expense and the share of results of equity accounted associates and joint ventures. On a post-tax basis, the measure includes our adjusted share of results from associates and joint ventures and a notional tax charge. Capital is equivalent to net operating assets and is calculated as the average of opening and closing balances of: property, plant and equipment (including Right-of-Use assets and liabilities), intangible assets (including goodwill), operating working capital (including held for sale assets and excluding derivative balances) and provisions. Other assets that do not directly contribute to returns are excluded from this measure and include other investments, current and deferred tax balances and post employment benefits. On a post-tax basis, ROCE also includes our investments in associates and joint ventures.

Return on Capital Employed (‘ROCE’) using GAAP measures

The table below presents the calculation of ROCE using GAAP measures as reported in the consolidated income statement and consolidated statement of financial position.

	FY22	FY21
	€m	€m
Operating profit[1]	5,664	5,097

Borrowings	70,092	67,760
Cash and cash equivalents	(7,496)	(5,821)
Derivative financial instruments included in trade and other receivables	(4,626)	(3,151)
Derivative financial instruments included in trade and other payables	1,672	4,010
Short-term investments	(4,795)	(4,007)
Collateral assets	(698)	(3,107)
Financial liabilities under put option arrangements	494	492
Equity	56,977	57,816
Capital employed at end of the year	111,620	113,992

Average capital employed for the year	112,806	115,090

ROCE using GAAP measures	5.0%	4.4%

Note:

1.	Operating profit includes Other income/(expense), which includes merger and acquisition activity that is non-recurring in nature.

Non-GAAP measures

Return on Capital Employed (‘ROCE’) : Non-GAAP basis

The table below presents the calculation of ROCE using non-GAAP measures and reconciling to the closest equivalent GAAP measure.

	FY22	FY21
	€m	€m
Operating profit	5,664	5,097
Interest on lease liabilities	(398)	(374)
Restructuring costs	346	356
Other income	(79)	(568)
Share of results of equity accounted associates and joint ventures	(211)	(342)
Adjusted operating profit for calculating pre-tax ROCE (controlled)	5,322	4,169
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE[1]	223	203
Notional tax at adjusted effective tax rate[2]	(1,547)	(1,176)
Adjusted operating profit for calculating post-tax ROCE (controlled and associates/joint ventures)	3,998	3,196

Capital employed for calculating ROCE on a GAAP basis	111,620	113,992
Adjustments to exclude:
- Leases	(12,539)	(13,032)
- Deferred tax assets	(19,089)	(21,569)
- Deferred tax liabilities	520	2,095
- Taxation recoverable	(296)	(434)
- Taxation payable	864	769
- Other investments	(1,855)	(1,514)
- Associates, joint ventures and assets held for sale	(5,227)	(5,927)
- Pension assets and liabilities	(274)	453
Adjusted capital employed for calculating pre-tax ROCE (controlled)	73,724	74,833
Associates, joint ventures and assets held for sale	5,227	5,927
Adjusted capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	78,951	80,760

Average capital employed for calculating pre-tax ROCE (controlled)	74,279	75,470
Average capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	79,856	81,143

Pre-tax ROCE (controlled)	7.2%	5.5%
Post-tax ROCE (controlled and associates/joint ventures)	5.0%	3.9%

Notes:

1.	Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE is a non-GAAP measure.
2.	Includes tax at the Adjusted effective tax rate of 27.9%.

Non-GAAP measures

Financing and Taxation metrics

Non-GAAP measure	Purpose	Definition
Adjusted net financing costs	This metric is used by both management and the investor community. This metric is used in the calculation of adjusted basic earnings per share.	Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses.
Adjusted profit before taxation	This metric is used in the calculation of the adjusted effective tax rate (see below).	Adjusted profit before taxation excludes the items excluded from adjusted basic earnings per share, including: amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense and mark-to-market and foreign exchange movements.
Adjusted income tax expense	This metric is used in the calculation of the adjusted effective tax rate (see below).	Adjusted income tax expense excludes the tax effects of items excluded from adjusted basic earnings per share, including: amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense and mark-to-market and foreign exchange movements. It also excludes deferred tax movements relating to tax losses in Luxembourg as well as other significant one-off items.
Adjusted effective tax rate	This metric is used by both management and the investor community.	Adjusted income tax expense (see above) divided by Adjusted profit before taxation (see above).
Adjusted share of results of equity accounted associates and joint ventures	This metric is used in the calculation of adjusted effective tax rate.	Share of results of equity accounted associates and joint ventures excluding restructuring costs, amortisation of acquired customer base and brand intangible assets and other income and expense.
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	This metric is used in the calculation of post-tax ROCE (controlled and associates/joint ventures).	Share of results of equity accounted associates and joint ventures excluding restructuring costs and other income and expense.

Adjusted tax metrics

The table below reconciles profit before taxation and income tax expense to adjusted profit before taxation, adjusted income tax expense and adjusted effective tax rate.

	FY22	FY21
	€m	€m
Profit before taxation	3,954	4,400
Adjustments to derive adjusted profit before tax	1,054	(702)
Adjusted profit before taxation	5,008	3,698
Adjusted share of results of equity accounted associates and joint ventures	(461)	(432)
Adjusted profit before tax for calculating adjusted effective tax rate	4,547	3,266

Income tax expense	(1,330)	(3,864)
Tax on adjustments to derive adjusted profit before tax	(169)	(162)
Adjustments:
- Deferred tax following revaluation of investments in Luxembourg	1,468	2,128 *
- Deferred tax on use of Luxembourg losses in the year	327	320
- (Recognition)/de-recognition of a deferred tax asset in Luxembourg	(699)	699 *
- Increase in deferred tax assets in the UK as a result of a change in the corporate tax rate	(593)	–
- Revaluation of assets for tax purposes in Italy	(273)	–
Adjusted income tax expense for calculating adjusted tax rate	(1,269)	(879)

Adjusted effective tax rate	27.9%	26.9%

*	During the year ended 31 March 2022, we revised the calculation of certain impairment reversals recognised by our Luxembourg holding companies for the year ended 31 March 2021; this had no impact on the amount of deferred tax assets recognised at that date but has changed the amount of our unrecognised deferred tax assets by €0.7 billion (unrecognised losses of €2.8 billion).

Non-GAAP measures

Adjusted share of results of equity accounted associates and joint ventures

The table below reconciles adjusted share of results of equity accounted associates and joint ventures to the closest GAAP equivalent, share of results of equity accounted associates and joint ventures.

	FY22	FY21
	€m	€m
Share of results of equity accounted associates and joint ventures	211	342
Restructuring costs	12	3
Other income	–	(142)
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	223	203
Amortisation of acquired customer base and brand intangible assets	238	229
Adjusted share of results of equity accounted associates and joint ventures	461	432

Additional information

Analysis of depreciation and amortisation

The table below presents an analysis of the different components of depreciation and amortisation discussed in the document, reconciled to the GAAP amounts in the consolidated income statement.

	FY22	FY21
	€m	€m
Depreciation on leased assets - included in Adjusted EBITDAaL	3,908	3,914
Depreciation on leased assets - included in Restructuring costs	36	–
Depreciation on leased assets	3,944	3,914

Depreciation on owned assets	5,814	5,766
Amortisation of owned intangible assets	4,044	4,421
Depreciation and amortisation on owned assets	9,858	10,187
Depreciation and amortisation on owned assets included in Restructuring costs	43	–
Total depreciation and amortisation on owned assets	9,901	10,187

Total depreciation and amortisation on owned and leased assets	13,845	14,101

Loss on disposal of owned fixed assets	28	30
Loss on disposal of leased assets	2	(13)
Depreciation and amortisation - as recognised in the consolidated income statement	13,875	14,118

Analysis of tangible and intangible additions

The table below presents an analysis of the different components of tangible and intangible additions discussed in the document.

	FY22	FY21
	€m	€m
Capital additions	8,306	7,854
Integration related capital additions	314	329
Licence and spectrum additions	901	896
Additions to customer bases	–	1
Additions	9,521	9,080
Intangible assets additions	3,635	3,367
Property, plant and equipment owned additions	5,886	5,713
Total additions	9,521	9,080

Definitions

Key terms are defined below. See page 31 for the location of definitions for non-GAAP measures.

Term	Definition
Africa	Comprises the Vodacom Group and businesses in Egypt and Ghana.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and integration capital expenditure.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Common Functions	Comprises central teams and business functions.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Depreciation and amortisation	The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and right-of-use assets.
Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group’s European businesses and the UK.
Financial services revenue	Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).
Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Integration capital expenditure	Capital expenditure incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries.
Internet of Things (‘IoT’)	The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
MVNO	Mobile Virtual Network Operator: companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Operating expenses	Comprise primarily sales and distribution costs, network and IT related expenditure and business support costs.
Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary and Albania.
Other Markets	Other Markets comprise Turkey, Egypt and Ghana.
Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Retail service revenue	Retail service revenue comprises service revenue (see below) excluding Mobile Virtual Network Operator (‘MVNO’) and Fixed Virtual Network Operator (‘FVNO’) wholesale revenue.
Revenue	The total of Service revenue (defined below) and Other revenue (defined above).
Roaming and Visitor	Roaming: allows customers to make calls, send and receive texts and data on our and other operators’ mobile networks, usually while travelling abroad. Visitor: revenue received from other operators or markets when their customers roam on one of our markets’ networks.
Service revenue	Service revenue is all revenue related to the provision of ongoing services to the Group’s consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.
SME	Small and medium sized enterprises.
Vodafone Business	Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business-related services.

Notes

1.	References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together we can are trade marks owned by Vodafone. Vantage Towers is a trade mark owned by Vantage Towers A.G. Other product and company names mentioned herein may be the trade marks of their respective owners.
2.	All growth rates reflect a comparison to the quarter ended 31 March 2021 unless otherwise stated.
3.	References to “Q3” and “Q4” are to the three months ended 31 December 2021 and 31 March 2022, respectively, unless otherwise stated. References to the “year”, “financial year” or “FY22” are to the financial year ending 31 March 2022. References to the “last year”, “last financial year” or “FY21” are to the financial year ended 31 March 2021 unless otherwise stated.
4.	Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) as well as its operations, including subsidiaries in South Africa, DRC, Tanzania, Mozambique and Lesotho.
5.	Quarterly historical information is provided in a spreadsheet available at https://investors.vodafone.com/reports-information/results-reports-presentations
6.	This document contains references to our and our affiliates’ websites. Information on any website is not incorporated into this update and should not be considered part of this update.

Forward-looking statements and other matters

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2023; the Group’s sustainable business strategy and 2025 targets; expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently, including the launch of VodaPay; expectations regarding the Group’s environmental targets, expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber-attacks, insider threats or supplier breaches; general economic and political conditions including as a consequence of the COVID-19 pandemic, of the jurisdictions in which the Group operates, including as a result of Brexit, and changes to the associated legal, regulatory and tax environments; increased competition; increased disintermediation; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to extend and expand its spectrum position to support ongoing growth in customer demand for mobile data services; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; acquisitions and divestment of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the financial year ended 31 March 2021 and the half-year results for the six months ended 30 September 2021. The annual report and the half-year results can be found on the Group’s website (https://investors.vodafone.com/reports-information). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this presentation. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2022

-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 17, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary